Exhibit 2.1

CONFIDENTIAL

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

AMONG

SHIRE PLC

BEARTRACKS, INC. AND

BAXALTA INCORPORATED

Dated as of January 11, 2016

TABLE OF CONTENTS (CONT’D)

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TABLE OF CONTENTS (CONT’D)

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TABLE OF CONTENTS (CONT’D)

EXHIBITS

Exhibit A: Certificate of Incorporation of Surviving Corporation

Exhibit B: By-Laws of Surviving Corporation

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Index of Defined Terms

Section
Action	3.13
affiliate	10.1
Agreement	Preamble
Anti-Corruption Laws	10.1
Antitrust Laws	3.3
Assignee	9.5(a)
Bankruptcy and Equity Exception	3.2(a)
Baxter Tax Counsel Book-Entry Share	3.27 2.1(c)
Business Day	10.1
CapEx Budget	5.1(b)(xiii)
Capitalization Date	3.5(a)
Certificate	2.1(c)
Certificate of Merger	1.2
Closing	1.3
Closing Date	1.3
Code	2.5
Collective Bargaining Agreements	3.18(a)
Company	Preamble
Company 401(k) Plan	5.6(g)
Company Acquisition Proposal	10.1
Company Adverse Recommendation Change	5.4(c)
Company Board	Recitals
Company Business	10.1
Company Charter	10.1
Company Charter Documents	3.1(c)
Company Closing Representation Letter	4.22
Company Common Stock	Recitals
Company Credit Facility	10.1
Company Disclosure Letter	3
Company Equity Plan	2.4(b)
Company Financial Advisors	3.23(a)
Company Financial Statements	3.7(b)
Company Foreign Plan	10.1
Company Furnished Documents	3.7(a)
Company Insurance Policies	3.21(a)
Company Intellectual Property	10.1
Company Intervening Event	10.1
Company Leased Real Property	10.1
Company Material Adverse Effect	10.1
Company Material Contracts	3.12(a)
Company Notes	10.1
Company Option	2.4(b)

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Section
Company Owned Real Property	3.14(a)
Company Performance Stock Unit Company Permits	2.4(f) 3.20(a)
Company Permitted Liens	10.1
Company Plan	10.1
Company Preferred Stock	3.5(a)
Company Products	10.1
Company Qualified Plan Company Real Property Company Real Property Lease	3.17(b) 3.14(c) 3.14(b)
Company Recommendation	3.2(b)
Company Related Persons	3.27
Company Representatives	5.4(a)
Company Restricted Stock Unit	2.4(d)
Company Rights	2.6
Company Rights Agreement	10.1
Company SEC Documents	3.7(a)
Company Securities	5.1(b)(ii)
Company Signing Representation Letter Company Stockholder Approval	3.26 3.2(a)
Company Stockholders Meeting	6.2(a)
Company Superior Proposal	10.1
Confidentiality Agreement	10.1
Contract	10.1
Copyrights	10.1
Covered Employees	5.6(a)
DEA	10.1
Deposit Agreement	10.1
DGCL	Recitals
Dissenting Shares	2.3(a)
Distribution Agreement	10.1
Distribution Date	3.7(a)
EDGAR	3
Effective Time	1.2
Environmental Claim	10.1
Environmental Laws	10.1
Environmental Liability	10.1
Equity Interest	10.1
ERISA	10.1
ERISA Affiliate	10.1
ESPP	2.4(g)
Exchange Act	10.1
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Fair Market Value	10.1

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Section
FDA	3.3
FDCA	3.3
Foreign Government	10.1
Foreign Official	10.1
Form S-4	3.8
GAAP	10.1
Governmental Authority	10.1
Gross Settlement Amount	2.4(c)
Hazardous Materials	10.1
Health Care Laws	10.1
HSR Act	10.1
Indebtedness	10.1
Indemnified Party	6.9(a)
Indenture	10.1
Intellectual Property	10.1
Intentional Breach	10.1
Irish Holdco knowledge of Parent	8.2(a) 10.1
knowledge of the Company	10.1
Law	10.1
Lien	10.1
LSE	4.6(h)
Material Company Intellectual Property	3.15(a)
Material Parent Intellectual Property	4.13(a)
Maximum Premium	6.9(c)
Merger	1.1(a)
Money Laundering Laws	10.1
Moody’s	2.2(a)
Nasdaq	4.3
Non-Employee Director Option	2.4(c)
Non-Employee Director Restricted Stock Unit	2.4(e)
NYSE	3.3
OFAC	3.22(c)
Panel	5.5(b)
Parent	Preamble
Parent 401(k) Plan	5.6(g)
Parent Acquisition Proposal	10.1
Parent ADSs	Recitals
Parent Adverse Recommendation Change	5.5(c)
Parent Board	Recitals
Parent Charter Documents	4.1(c)
Parent Disclosure Letter	4
Parent Employee Benefit Plan	5.6(e)
Parent Financial Advisor	4.19(a)
Parent Financial Statements	4.6(b)

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Section
Parent Foreign Plan	10.1
Parent Furnished Documents	4.6(a)
Parent Insurance Policies	4.17(a)
Parent Intellectual Property	10.1
Parent Intervening Event	10.1
Parent Leased Real Property	10.1
Parent Material Adverse Effect	10.1
Parent Material Contracts	4.11(a)
Parent Options	4.5(b)
Parent Ordinary Shares	Recitals
Parent Performance Share Awards	4.5(b)
Parent Permits	4.16(a)
Parent Permitted Liens	10.1
Parent Plan	10.1
Parent Products	10.1
Parent Recommendation	4.2(b)
Parent Related Persons	3.27
Parent Representatives	5.5(a)
Parent Restricted Stock Unit	2.4(d)
Parent RSUs	4.5(b)
Parent SARs	4.5(b)
Parent SEC Documents	4.6(a)
Parent Securities	5.2(b)(ii)
Parent Stockholders	Recitals
Parent Stockholder Approval	4.2(a)
Parent Stockholder Circular	3.8
Parent Stockholders Meeting	6.2(b)
Parent Superior Proposal	10.1
Parent Tax Counsel	3.27
Parent UK Prospectus	3.8
party	10.1
Patents	10.1
PBGC	3.17(c)
Pending Parent Transaction	10.1
Pending Parent Transaction Agreement	10.1
Pending Parent Transaction Closing	10.1
Per Share Cash Consideration	2.1(c)
Per Share Merger Consideration	2.1(c)
Per Share Stock Consideration	2.1(c)
person	10.1
PHSA	3.20(a)
Proposed Parent Directors	6.16
Proxy Statement/Prospectus	3.8
Registration Rights Agreement	10.1
Regulatory Agency	3.20(a)

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Section
Release	10.1
Restraint	7.1(c)
S&P	2.2(a)
Sarbanes-Oxley Act	10.1
SEC	10.1
Securities Act	10.1
Stockholder Litigation	6.7
Sub	Preamble
Sub Common Stock	2.1
subsidiary	10.1
Surviving Corporation	1.1(a)
Takeover Code	5.5(b)
Takeover Laws	3.25(a)
Tax	10.1
Tax Matters Agreement	10.1
Tax Representations Damages Claim	8.2(a)
Tax Return	10.1
Tax Sharing Agreements	10.1
Termination Date	8.1(b)
Termination Fee	10.1
third party	10.1
Trade Secrets	10.1
Trademarks	10.1
Treasury Regulations	10.1
Tri-Party Agreement	7.1(h)
UKLA	3.8
UK Listing Rules	10.1
UK Prospectus Rules	3.8

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 11, 2016, is among Shire plc (“Parent”), a company incorporated in Jersey, BearTracks, Inc. (“Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent, and Baxalta Incorporated (the “Company”), a Delaware corporation.

R E C I T A L S

WHEREAS, the Board of Directors of each of Parent, Sub and the Company has approved this Agreement and the transactions contemplated hereby, including the Merger (as defined in Section 1.1(a)), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable to, fair to and in the best interests of, the Company and the holders of outstanding shares of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) and, subject to the terms and conditions of this Agreement, has resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable to, and in the best interests of, Parent and the holders of outstanding ordinary shares, par value £0.05 per share, of Parent (the “Parent Ordinary Shares”) and American Depositary Shares of Parent (“Parent ADSs”) duly and validly issued in accordance with the Deposit Agreement (such holders of Parent Ordinary Shares and Parent ADSs, collectively, the “Parent Stockholders”) and, subject to the terms and conditions of this Agreement, has resolved to recommend that the Parent Stockholders approve the Merger, as required by the UK Listing Rules for class 1 transactions, and approve the issuance of Parent Ordinary Shares underlying the Parent ADSs as provided in Section 2; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties covenants and agreements set forth herein, the parties hereto agree as follows:

SECTION 1

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2), the Company and Sub shall consummate a merger (the

“Merger”), in accordance with the DGCL, pursuant to which (i) Sub shall be merged with and into the Company and the separate corporate existence of Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware, (iii) the corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger and (iv) the Surviving Corporation shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with the DGCL. As a result of the Merger, the Surviving Corporation shall become a wholly-owned subsidiary of Parent.

(b) At the Effective Time, the Certificate of Incorporation of Sub, as in effect immediately prior to the Effective Time, shall be amended and restated as set forth on Exhibit A hereto and shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(c) At the Effective Time, the By-Laws of Sub, as in effect immediately prior to the Effective Time, shall be amended and restated as set forth on Exhibit B hereto and shall be the By-Laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

1.2 Effective Time. Parent, Sub and the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be filed on the Closing Date (as defined in Section 1.3) or on such other date as Parent and the Company may agree, with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time and date as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger, and such time on such date is referred to herein as the “Effective Time.”

1.3 Closing. The closing of the Merger (the “Closing”) shall take place as early as practicable on a date to be specified by the parties hereto, which shall be no later than the fourth (4th) Business Day after satisfaction or waiver of all of the conditions set forth in Section 7, except for any such conditions that by their nature may only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing (the “Closing Date”), at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199, unless another date or place is agreed to in writing by the parties hereto.

1.4 Directors and Officers of the Surviving Corporation. The directors of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and By-Laws.

1.5 Subsequent Actions. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

SECTION 2

CONVERSION OF SECURITIES

2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of Company Common Stock or any shares of common stock of Sub (“Sub Common Stock”):

(a) Sub Common Stock and Surviving Corporation Stock. Each issued and outstanding share of Sub Common Stock shall be cancelled and retired and shall cease to exist. Immediately following the Effective Time, the Surviving Corporation shall issue to Parent a number of shares of common stock, par value $0.01 per share, of the Surviving Corporation equal to the number of shares of Sub Common Stock outstanding immediately prior to the Effective Time upon payment by Parent to the Surviving Corporation of an amount equal to the product of (x) the number of shares of the Surviving Corporation issued to Parent and (y) the par value of such shares.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All shares of Company Common Stock that are held by the Company as treasury stock and any shares of Company Common Stock owned by Parent, Sub or any other direct or indirect wholly-owned subsidiary of Parent shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Shares of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock to be cancelled in accordance with Section 2.1(b) and Dissenting Shares shall be converted into the right to receive both (i) $18.00 (the “Per Share Cash Consideration”), payable to the holder thereof in cash, without interest and (ii) 0.1482 of a Parent ADS duly and validly issued against the deposit of the requisite number of Parent Ordinary Shares in accordance with the Deposit Agreement (the “Per Share Stock Consideration” together with the Per Share Cash Consideration are collectively referred to herein as the “Per Share Merger Consideration”). From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration and any dividends or other distributions declared by the Company Board having a record date prior to the Effective Time which remain unpaid as of the Effective Time, without interest thereon, together with any dividends or other distributions to which holders thereof are entitled pursuant to Section 2.2(c), upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2.

(d) Parent Ordinary Shares. Notwithstanding anything to the contrary in this Agreement, Parent may, in its sole discretion, permit holders of Company Common Stock to elect to receive 0.4446 of a Parent Ordinary Share for each outstanding share of Company Common Stock in lieu of the Per Share Stock Consideration described in Section 2.1(c)(ii), in which event (i) any and all Parent Ordinary Shares delivered to such holders who have elected to receive Parent Ordinary Shares shall, for all purposes of this Agreement, be deemed to be the Per Share Stock Consideration and (ii) Parent shall be deemed to have satisfied its obligations under this Agreement with respect to Parent ADSs through the registration, issuance, delivery and listing of Parent Ordinary Shares.

(e) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock (or American depositary shares, as the case may be) of the Company or Parent shall occur as a result of any reclassification, stock split (including a reverse stock split), combination, exchange, readjustment, stock dividend or stock distribution or any similar event, the Per Share Merger Consideration and any other similarly dependent items (including any amounts payable pursuant to Section 2.4) shall be equitably adjusted to provide to the holders of shares of Company Common Stock, Company Options, Company Restricted Stock Units and other awards under the Company Equity Plan the same economic effect as contemplated by this Agreement prior to such action; provided, that nothing in this Section 2.1(e) shall be deemed to permit any party hereto to take any action that is prohibited under either Section 5.1(b) or 5.2(b) or that is not otherwise permitted by this Agreement.

2.2 Exchange of Certificates and Book-Entry Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the consideration to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.1(c). Parent shall, at or prior to the Closing, (i) deposit, or cause any direct or indirect wholly-owned subsidiary of Parent to deposit, with the Exchange Agent, in trust for the benefit of holders of Company Common Stock, the cash necessary to pay the aggregate Per Share Cash Consideration for the shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration and (ii) (A) deposit with the Exchange Agent American depositary receipts evidencing or (B) provide the Exchange Agent an uncertificated Parent ADS book-entry representing the aggregate number of Parent ADSs that are issuable pursuant to Section 2.1(c) (such cash and Parent ADSs, together with any distributions or dividends with respect thereto as provided in Section 2.2(c), being hereinafter referred to as the “Exchange Fund”). If for any reason the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under

Section 2.1(c) and Section 2.2(e), Parent shall promptly deposit, or cause a direct or indirect wholly-owned subsidiary of Parent to deposit promptly, additional cash with the Exchange Agent sufficient to make all cash payments of the aggregate Per Share Cash Consideration and any cash payable in lieu of fractional Parent ADSs pursuant to Section 2.2(e) and additional Parent ADSs with the Exchange Agent sufficient to make all payments of the aggregate Per Share Stock Consideration, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent and any interest resulting from such investments shall be paid to Parent; provided, that (x) such investments shall be in short-term obligations of the United States or guaranteed by the United States and backed by the full faith and credit of the United States, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Financial Services LLC (“S&P”), respectively, in certificates of deposit, bank purchase agreements or banker’s acceptances of commercial banks with capital exceeding $15 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment and (y) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement.

(b) Exchange Procedures.

(i) As promptly as practicable following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate representing shares of Company Common Stock, whose shares were converted pursuant to Section 2.1(c) into the right to receive the Per Share Merger Consideration: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of such Certificate to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Per Share Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed and properly completed, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration as contemplated by this Section 2.2 and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, American depositary receipts or book-entries representing the proper number of Parent ADSs, together with a check for any cash to be paid upon due surrender of the Certificate, shall be issued to such transferee (after giving effect to any required Tax withholdings as provided in Section 2.5) if the Certificate formerly representing such shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any and all transfer and other Taxes required by reason of the issuance to such transferee have been paid or are not applicable.

(ii) Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Section 2. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Per Share Merger Consideration shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Per Share Merger Consideration in respect of each such share of Company Common Stock, and the Book-Entry Shares of such holder shall forthwith be cancelled.

(c) Distributions with Respect to Unexchanged Shares. All Parent ADSs to be issued pursuant to the Merger (and all Parent Ordinary Shares represented thereby) shall be deemed issued and outstanding as of the Effective Time; provided that no dividends or other distributions with respect to Parent ADSs or Parent Ordinary Shares represented thereby with a record date after the Effective Time shall be paid to the former holder of any Company Common Stock until such holder shall surrender such shares in accordance with this Section 2.2. Subject to the effect of applicable Law: (i) at the time of the surrender of any such shares of Company Common Stock for exchange in accordance with the provisions of this Section 2.2, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions declared by the Parent Board (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole or fractional Parent ADSs (in the case of fractional Parent ADSs, in accordance with Section 2.2(e)) that such holder is entitled to receive and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole or fractional Parent ADSs (in the case of fractional Parent ADSs, in accordance with Section 2.2(e)) that such holder receives.

(d) Transfer Books; No Further Ownership Rights in Shares of Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.

(e) Treatment of Fractional Parent ADSs. No American depositary receipt or scrip representing fractional Parent ADSs or book-entry credit of the same shall be issued in the Merger. In lieu of any fractional Parent ADSs to which a former holder of Company Common Stock would otherwise be entitled (after taking into account all Certificates and Book-Entry Shares delivered by or on behalf of such holder), such holder of shares of Company Common Stock surrendered in the manner described in this Section 2.2 shall be paid an amount in cash (without interest) determined by multiplying (i) the Fair Market Value of a Parent ADS by (ii) the fraction of a Parent ADS to which such holder would otherwise be entitled, in which case

Parent shall make available to the Exchange Agent, in addition to any other cash being provided to the Exchange Agent pursuant to Section 2.2(a), the amount of cash necessary to make such payments. The parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent ADSs represented thereby was not separately bargained for consideration but represents merely a mechanical rounding off for purposes of simplifying the problems that would otherwise be caused by the delivery of fractional Parent ADSs and Parent Ordinary Shares represented thereby.

(f) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest or other income received with respect thereto) made available to the Exchange Agent and not disbursed (or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures) to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Per Share Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any holder of a Certificate or Book-Entry Share for Per Share Merger Consideration delivered to a Governmental Authority in accordance with any applicable abandoned property, escheat or similar Law. If Certificates and Book-Entry Shares are not surrendered prior to the fifth (5th) anniversary of the Closing Date (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority), unclaimed Per Share Merger Consideration payable with respect to such shares of Company Common Stock shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such customary amount as Parent may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect thereto.

2.3 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has complied with Section 262 of the DGCL with respect thereto (the “Dissenting Shares”) shall not be converted into a right to receive the Per Share Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his, her or its statutory right to appraisal. From and after the Effective Time, a stockholder who has properly exercised such appraisal rights shall not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such shares of Company Common Stock, except those provided under Section 262 of the DGCL. A holder of Dissenting Shares shall be entitled to receive payment of the appraised value of such shares of

Company Common Stock held by him, her or it in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect or withdraws or loses his, her or its right to appraisal, in which case such shares of Company Common Stock shall be converted into and represent only the right to receive the Per Share Merger Consideration pursuant to Section 2.2.

(b) The Company shall give Parent (i) prompt notice of any written demands for appraisal and attempted withdrawals of such demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal. Parent shall have the right to direct all negotiations with holders of Dissenting Shares, and, except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

2.4 Company Compensatory Awards.

(a) Prior to the Effective Time, the Company Board (or the appropriate committee of the Company Board) shall adopt such resolutions and shall take such other actions as are required to approve the transactions contemplated by this Section 2.4. Prior to adopting any such resolutions, the Company shall provide Parent with a reasonable opportunity to review and comment upon such resolutions and shall consider any comments from Parent thereon in good faith.

(b) Each option (other than an option granted to a non-employee director of the Company or Baxter International, Inc. (“Baxter”)) to acquire shares of Company Common Stock granted under the Company’s 2015 Incentive Plan (each such option, a “Company Option,” and such plan, the “Company Equity Plan”) that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled as of immediately prior to the Effective Time and exchanged as of the Effective Time for an award of stock options (“Parent Options”) exercisable in accordance with their terms for Parent Ordinary Shares or Parent ADSs (as determined by Parent). Each such award of Parent Options will have the same terms and conditions (including, with respect to vesting) as applied to the award of Company Options for which it was exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement and changes to administrative or ministerial provisions as in the reasonable and good faith determination of Parent are appropriate to conform the administration of Parent Options with other awards under Parent’s equity plans, and except as described below; provided that each award of Parent Options granted in exchange for an award of Company Options that was subject to vesting based on achievement of a per share price of Company Common Stock or any other performance-based vesting condition as of immediately prior to the Effective Time shall vest solely based on the continued employment or other engagement by Parent or its subsidiaries of the grantee of the Company Options for which such award was exchanged through the end of the performance period or periods that applied to such Company Options as of immediately prior to the Effective Time (subject to such accelerated vesting as would apply upon a qualifying termination of employment or other service with respect to such grantee following a change in control). The exercise price per Parent Ordinary Share or Parent ADS, as applicable, underlying each such award of Parent Options will be the “initial per-share exercise price” determined as prescribed in the following sentence, rounded up to the nearest whole cent. For purposes of the preceding sentence, the “initial per-share exercise price” for any

Parent Option shall be determined such that (i) equals (ii), where (i) is the ratio of (x) such initial per-share exercise price to (y) the Fair Market Value of a Parent Ordinary Share or Parent ADS, as applicable, and (ii) is the ratio of (X) the per-share exercise price of the Company Option for which it was exchanged, to (Y) the Fair Market Value of a share of Company Common Stock. The number of Parent Ordinary Shares or Parent ADSs, as applicable, underlying each award of Parent Options, determined as of the exchange, shall be that number of whole Parent Ordinary Shares or Parent ADSs, as applicable, which, if such award were exercised in full immediately upon such exchange on a cashless basis (without regard to the extent to which such Parent Option is then vested or exercisable and without regard to Taxes), would result in the delivery of Parent Ordinary Shares or Parent ADSs, as applicable, with an aggregate value (assumed for this purpose to be equal on a per-share basis to the Fair Market Value of a Parent Ordinary Share or Parent ADS, as applicable) as nearly as possible equal to, but not exceeding, the aggregate value of the shares of Company Common Stock (assumed for this purpose to be equal to the Fair Market Value of a share of Company Common Stock) that would have been delivered had the Company Option for which such award was exchanged been exercised in full as of immediately prior to the Effective Time on a cashless basis (without regard to the extent to which such Company Option was then vested or exercisable and without regard to Taxes). The foregoing adjustment will be subject to such modifications, if any, as are required to cause the substitution contemplated by this Section 2.4(b) to be made in a manner consistent with exemption from Section 409A of the Code.

(c) Each option to acquire shares of Company Common Stock granted to a non-employee director of the Company or Baxter (a “Non-Employee Director Option”) under the Company Equity Plan that is outstanding and unexercised immediately prior to the Effective Time and for which the (i) Per Share Cash Consideration, plus (ii) the value of the Per Share Stock Consideration (determined based on the Fair Market Value of a Parent ADS) (the sum of (i) plus (ii), the “Gross Settlement Amount”) exceeds the exercise price of such Non-Employee Director Option shall be cancelled as of immediately prior to the Effective Time and, in consideration of such cancellation, the holder thereof shall be entitled to receive promptly, but in no event later than ten (10) days after the Effective Time, a payment of cash and Parent ADSs in respect of such cancellation from the Company in an amount equal to the Per Share Merger Consideration (and which amount shall be divided between cash and Parent ADSs in the same proportion as the Per Share Merger Consideration) that he or she would have received had he or she exercised such Non-Employee Director Option in full (without regard to the extent to which the Non-Employee Director Option was vested or exercisable as of immediately prior to the Effective Time) on a cashless basis immediately prior to the Effective Time (assuming for this purpose that the value of a share of Company Common Stock as of the time of such deemed cashless exercise was equal to the Fair Market Value of a share of Company Common Stock). Each Company Option for which, as of the Effective Time, the Gross Settlement Amount does not exceed the exercise price of such Company Option shall be cancelled without any consideration being paid in respect thereof.

(d) Each award of restricted stock units (other than an award of restricted stock units granted to a non-employee director of the Company or Baxter) granted under the Company Equity Plan (a “Company Restricted Stock Unit”) that is outstanding immediately prior to the Effective Time shall be cancelled as of immediately prior to the Effective Time and exchanged as of the Effective Time for an award of restricted stock units payable in Parent

Ordinary Shares or Parent ADSs, as determined by Parent (“Parent Restricted Stock Units”). Each such award of Parent Restricted Stock Units will have the same terms and conditions (including, with respect to vesting) as applied to the award of Company Restricted Stock Units for which it was exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement, except for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of Parent Restricted Stock Units with other awards under Parent’s equity plans, and except as provided in the following sentence. The number of Parent Ordinary Shares or Parent ADSs, as applicable, underlying the Parent Restricted Stock Units subject to each such award shall be that number of whole Parent Ordinary Shares or Parent ADSs, as applicable, that is equal to the “initial share number” determined as prescribed in the following sentence, rounded down to the nearest whole number of Parent Ordinary Shares or Parent ADSs, as applicable. For purposes of the preceding sentence, the “initial share number” shall be equal to (i)(x) the Fair Market Value of a share of Company Common Stock, multiplied by (y) the number of shares of Company Common Stock underlying the award for which such Parent Restricted Stock Units were exchanged, divided by (ii) the Fair Market Value of a Parent Ordinary Share or Parent ADS, as applicable.

(e) Each award of restricted stock units granted under the Company Equity Plan to a non-employee director of the Company or Baxter (a “Non-Employee Director Restricted Stock Unit”) that is outstanding immediately prior to the Effective Time, without regard to the extent then vested, shall be cancelled as of immediately prior to the Effective Time and, in consideration of such cancellation, the holder thereof shall be entitled to receive promptly, but in no event later than ten (10) days after the Effective Time, the Per Share Merger Consideration in respect of each share of Company Common Stock underlying his or her award of Non-Employee Director Restricted Stock Units.

(f) Each award of performance stock units granted under the Company Equity Plan (a “Company Performance Stock Unit”) that is outstanding immediately prior to the Effective Time shall be cancelled as of immediately prior to the Effective Time and exchanged as of the Effective Time for an award of Parent Restricted Stock Units. The number of Parent Ordinary Shares or Parent ADSs, as applicable, underlying the Parent Restricted Stock Units subject to each such award shall be that number of whole Parent Ordinary Shares or Parent ADSs, as applicable, that is equal to the “initial share number” determined as prescribed in the following sentence, rounded down to the nearest whole number of Parent Ordinary Shares or Parent ADSs, as applicable. For purposes of the preceding sentence, the “initial share number” shall be equal to (i) (x) Fair Market Value of a share of Company Common Stock, multiplied by (y) the number of shares of Company Common Stock underlying the award (assuming that each of the performance goals with respect thereto has been achieved at the greater of (A) 100% of the target level and (B) actual performance levels measured as of the Effective Time and extrapolated through the end of the applicable performance period) for which such Parent Restricted Stock Units were exchanged, divided by (ii) the Fair Market Value of a Parent Ordinary Share or Parent ADS. Subject to the foregoing, each such award of Parent Restricted Stock Units will have the same terms and conditions as applied to the award of Company Performance Stock Units for which it was exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement and except for administrative and ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of Parent Restricted Stock Units with other awards under Parent’s equity plans; provided, that an award of Parent Restricted Stock Units will vest solely based on the continued employment or other engagement by Parent or its subsidiaries of the grantee of the Company Performance Stock Units for which such award was exchanged through the end of the performance period or periods that applied to such Company Performance Stock Units as of immediately prior to the Effective Time (subject to such accelerated vesting as would apply upon a qualifying termination of employment or other service with respect to such grantee following a change in control).

(g) As soon as practicable following the date of this Agreement, the Company shall (i) amend the Company’s Employee Stock Purchase Plan (the “ESPP”) effective immediately such that no additional Offering (as defined in the ESPP) shall be commenced between the date of this Agreement and the Effective Time, (ii) provide that each Offering that would otherwise extend beyond the Effective Time will have an Offering End Date (as defined in the ESPP) that is seven (7) business days prior to the anticipated Effective Time, (iii) provide that each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the ESPP, (iv) provide that the applicable purchase price for shares of Company Common Stock (as a percentage of the fair market value of Company Common Stock) shall not be decreased below the levels set forth in the ESPP as of the date of this Agreement, (v) provide that no participant in the ESPP may increase his or her rate of payroll deductions used to purchase shares of Company Common Stock under the ESPP after the date of this Agreement, (vi) provide that only participants in the ESPP as of the date of this Agreement may continue to participate in the ESPP after the date of this Agreement and (vii) provide that the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.

(h) As of the Effective Time, the Company Equity Plan and ESPP shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be cancelled without consideration payable therefor, except to the extent provided in this Section 2.4.

2.5 Withholding Taxes. Parent, the Company or the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of applicable state, local or foreign Tax law. To the extent such amounts are so deducted or withheld and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the person with respect to which such deduction and withholding was made.

2.6 Associated Rights. References in this Agreement to Company Common Stock shall include, unless the context requires otherwise, the associated rights (the “Company Rights”) distributed to the holders of Company Common Stock pursuant to the Company Rights Agreement.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents and Company Furnished Documents filed with or furnished to the SEC by the Company on or after June 5, 2015 and prior to the date of this Agreement (in each case, excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements to the extent they are similarly predictive or forward-looking in nature) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) or (ii) as set forth in the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”) concurrently with the execution of this Agreement, which Company Disclosure Letter identifies items of disclosure by reference to a particular section or subsection of this Agreement (it being understood and agreed that any information set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent from the text of the disclosure), the Company hereby represents and warrants to Parent and Sub as follows:

3.1 Organization, Standing and Corporate Power.

(a) Each of the Company and its subsidiaries is a corporation or other legal entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as the case may be, and has all requisite corporate, partnership or similar power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as currently conducted, except for such failures to be duly organized or validly existing or to have corporate, partnership or similar power or authority that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) Each of the Company and its subsidiaries is duly licensed or qualified to do business and is in good standing (or equivalent status, to the extent such concept exists) in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets currently owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c) The Company has made available to Parent true and complete copies of the Company Charter and by-laws of the Company (together, the “Company Charter Documents”), in each case, as amended to the date of this Agreement. The Company Charter Documents and organizational or governing document of each of the Company’s “significant subsidiaries” (as defined in Regulation S-X) are in full force and effect and the Company is not in violation of any of the provisions of the Company Charter Documents and none of the Company’s significant subsidiaries is in violation of any of the provisions of its organizational or governing documents except, in each case, where such failures or violations would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.2 Corporate Authorization.

(a) The Company has all necessary corporate power to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by the Company Board. Except for (i) obtaining the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock that are entitled to vote thereon in favor of the adoption of this Agreement (the “Company Stockholder Approval”) and (ii) filing the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (A) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (B) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (clauses (A) and (B) together, the “Bankruptcy and Equity Exception”).

(b) At a meeting duly called and held, the Company Board, by resolutions of the directors present and voting at such meeting (which resolutions have not as of the date of this Agreement been subsequently rescinded, modified or withdrawn), has (i) determined that the terms of the Merger and the other transactions contemplated hereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, (iii) resolved, subject to Section 5.4(d) and Section 5.4(e), to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”) and (iv) directed that this Agreement be submitted to the Company’s stockholders for adoption.

3.3 Governmental Authorization. Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Exchange Act, and any other applicable federal securities Laws, (ii) state securities or “blue sky” Laws and (iii) the rules and regulations of the New York Stock Exchange (the “NYSE”), (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition (collectively “Antitrust Laws”) and (d) any notices, applications, authorizations or licenses required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated thereunder, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than such consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.4 No Conflict. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Merger or the other transactions contemplated hereby, nor compliance by the Company with any of the provisions of this Agreement, will (a) assuming that the Company Stockholder Approval is obtained, conflict with or violate the Company Charter Documents, (b) assuming that the consents, approvals and filings referred to in Section 3.3 and the Company Stockholder Approval are obtained and made, violate any Restraint or Law applicable to the Company or any of its subsidiaries, or (c) violate, breach, result in the loss of any benefit under, conflict with any provisions of, or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, cause any payment under or accelerate the performance required by, or result in the creation of any Lien (other than a Company Permitted Lien) upon the respective properties or assets of the Company or any of its subsidiaries under, any Company Material Contract, except in the case of clauses (b) and (c) as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.5 Capitalization.

(a) As of the close of business on December 31, 2015 (the “Capitalization Date”), the authorized capital stock of the Company consisted of (i) 2,500,000,000 shares of Company Common Stock, of which 679,287,500 shares were issued and outstanding and no shares were held in the treasury of the Company, and (ii) 100,000,000 shares of the Company’s preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which no shares were issued and outstanding. There are no other classes of capital stock of the Company authorized or issued and outstanding. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of the Company is entitled to preemptive rights.

(b) From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances of shares of Company Common Stock, Company Preferred Stock or any other Equity Interests of the Company other than issuances of shares of Company Common Stock pursuant to the exercise of Company Options and the vesting and settlement of Company Restricted Stock Units and Company Performance Stock Units, in each case, outstanding as of the Capitalization Date under the Company Equity Plan. As of the close of business on the Capitalization Date, other than the Company Rights and purchase rights under the ESPP, the Company has not granted any options, warrants, calls, convertible securities or any other rights to a third party to acquire capital stock from the Company other than the Company Options, the Company Restricted Stock Units and the Company Performance Stock Units set forth in Section 3.5(b) of the Company Disclosure Letter. Section 3.5(b) of the Company

Disclosure Letter sets forth a true and complete list, as of the Capitalization Date, of the number of shares of Company Common Stock subject to Company Options, Company Restricted Stock Units and Company Performance Stock Units and with respect to each such award, the extent to which such award is vested, the expiration date and, where applicable, the exercise price thereof. Not later than five (5) Business Days prior to the Effective Time, the Company will update Section 3.5(b) of the Company Disclosure Letter as of the date of such update and provide such updated schedule to Parent.

(c) As of the close of business on the Capitalization Date, no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote were issued and outstanding.

(d) As of the date of this Agreement, (i) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries except for purchases, redemptions or other acquisitions of capital stock or other securities (A) required by the terms of the Company Equity Plan, (B) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with awards under the Company Equity Plan or otherwise, or (C) as required by the terms of, or necessary for the administration of, any plans, arrangements or agreements existing on the date of this Agreement and set forth on Section 3.5(d) of the Company Disclosure Letter between the Company or any of its subsidiaries and any director or employee of the Company or any of its subsidiaries, (ii) there are no outstanding stock-appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company is a party, in each case pursuant to which any person is entitled to receive any payment from the Company based in whole or in part on the value of any capital stock of the Company (other than under the Company Equity Plan), and (iii) there are no outstanding obligations of the Company to accelerate the vesting of any Equity Interests of the Company under any provision of the Company Equity Plan or any agreement evidencing any outstanding Company Options, Non-Employee Director Options, Company Restricted Stock Units, Non-Employee Director Restricted Stock Units or Company Performance Stock Units.

(e) As of the date of this Agreement, there are no agreements with any person, other than those agreements with Baxter that are set forth on Section 3.5(e) of the Company Disclosure Letter, to which the Company is a party (i) restricting the transfer of Company Common Stock, (ii) affecting the voting rights of Company Common Stock or (iii) granting any preemptive or anti-dilutive rights with respect to any shares of Company Common Stock, Company Preferred Stock or other Equity Interests of the Company.

3.6 Subsidiaries.

(a) All outstanding shares of capital stock, voting securities or other Equity Interests of each subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable and, except for directors’ qualifying shares (if any), all such securities are owned beneficially and of record by the Company or another wholly-owned subsidiary of the Company free and clear of all Liens (other than Company Permitted Liens). As of the date of this

Agreement, there are no outstanding obligations of any subsidiary of the Company (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to any shares of Equity Interests in any subsidiary of the Company.

(b) As of the date of this Agreement, there are no (i) outstanding options or other rights of any kind which obligate the Company or any of its subsidiaries to issue, transfer, sell or deliver any shares of capital stock, voting securities or other Equity Interests of any subsidiary of the Company or any securities or obligations convertible into, exchangeable or exercisable for any shares of capital stock, voting securities or other Equity Interests of a subsidiary of the Company or (ii) other options, calls, warrants or other rights, agreements, arrangements or commitments relating to the capital stock, voting securities or other Equity Interests of any subsidiary of the Company to which the Company or any of its subsidiaries is a party.

(c) As of the date of this Agreement, except for the ownership of Equity Interests in the Company’s subsidiaries and investments in marketable securities and cash equivalents, none of the Company or any of its subsidiaries owns directly or indirectly any Equity Interest in any person, or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any of its subsidiaries or any other person that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole.

3.7 SEC Filings and the Sarbanes-Oxley Act.

(a) All of the reports, statements, schedules, forms and other documents filed or required to be filed by the Company with the SEC (such reports, statements, schedules, forms and other documents filed by the Company and those filed by the Company subsequent to the date of this Agreement, collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”) and all of the reports, statements, schedules, forms and other documents furnished or required to be furnished by the Company to the SEC (such reports, statements, schedules, forms and other documents furnished by the Company and those furnished by the Company subsequent to the date of this Agreement, collectively, the “Company Furnished Documents”), in each case in respect of reporting periods commencing on or after July 1, 2015 (the “Distribution Date”), have been timely filed or furnished, as applicable. As of their respective filing dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), such Company SEC Documents complied, or, if not yet filed or furnished, will comply, as to form in all material respects with applicable Law, including the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and none of such Company SEC Documents as of their respective filing dates (or, if amended prior to the date of this Agreement, as of the date of such amendment) contained, and no Company SEC Document as of their respective filing date will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein and necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents or Company Furnished Documents. To the knowledge of the Company, as of the date hereof, there are no internal or third party investigations regarding accounting practices of the Company.

(b) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (together with the related notes and schedules thereto, the “Company Financial Statements”) complied at the time they were filed (or, if amended prior to the date of this Agreement, as of the date of such amendment) in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, were prepared in accordance with GAAP (except as may be indicated in the notes thereto), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end audit adjustments).

(c) Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s or any of its subsidiaries’ published financial statements or any Company SEC Documents.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Company SEC Documents, and the statements contained in such certifications were true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document, except as disclosed in certifications filed with the Company SEC Documents. Since the Distribution Date through the date of this Agreement, to the knowledge of the Company, neither the Company nor any of the Company’s subsidiaries received any material complaint or claim that the Company or any of its subsidiaries has engaged in illegal or fraudulent accounting or auditing practices.

(e) As of the date of this Agreement, the Company is not required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until its Annual Report on Form 10-K for the year ending December 31, 2016.

(f) Since the Distribution Date, the Company has not received any written notification of any (x) “significant deficiency” or (y) “material weakness” in the Company’s internal controls over financial reporting. There is no outstanding “significant deficiency” or “material weakness” which has not been appropriately and adequately remedied by the Company. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board.

(g) The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE applicable to the Company, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the SEC, in each case to the extent applicable to the Company. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the Distribution Date to the date of this Agreement, neither the Company nor any of its subsidiaries has made, modified (in any material way), or forgiven personal loans to any executive officer or director of the Company.

3.8 Information Supplied. The information supplied by the Company relating to the Company and its subsidiaries and used in the proxy statement to be provided to the Company’s stockholders in connection with the Company Stockholders Meeting and in the prospectus relating to the Parent ADSs (or the Parent Ordinary Shares represented thereby) to be offered pursuant to this Agreement and the Merger (such proxy statement and prospectus and any amendment thereof or supplement thereto, the “Proxy Statement/Prospectus”), the registration statement on Form S-4 (of which the Proxy Statement/Prospectus will form a part) with respect to the issuance of the Parent ADSs (or the Parent Ordinary Shares represented thereby) in the Merger (such registration statement together with the amendments and supplements thereto, the “Form S-4”) and any other documents filed with the SEC pursuant to the Securities Act or Exchange Act which the Form S-4 incorporates by reference, and any amendment or supplement thereto, in each case in connection with the Merger will not, on the date the Form S-4 is declared effective, the date the Proxy Statement/Prospectus is mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein and necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The information supplied by the Company relating to the Company and its subsidiaries and used in the prospectus (the “Parent UK Prospectus”) pursuant to the UK prospectus rules made by the UK Listing Authority (“UKLA”) under Part VI of UK FSMA (such rules, the “UK Prospectus Rules”), the circular (the “Parent Stockholder Circular”) to be provided to the Parent Stockholders in connection with the Parent Stockholders Meeting and any other documents filed pursuant to the UK Prospectus Rules, in each case in connection with the Merger, will in all material respects, on the dates upon which such documents in their final forms are first made available to the public and to the knowledge of the Company, (a) be in accordance with the facts, and (b) not contain any omission likely to affect the import of such information. No representation is made by the Company with respect to statements made in the Proxy

Statement/Prospectus, the Form S-4, the Parent UK Prospectus, the Parent Stockholder Circular or any other document filed or furnished with or to the SEC or the UKLA or pursuant to the Securities Act, the Exchange Act or the UK Prospectus Rules based on information supplied by Parent or Sub expressly for inclusion therein.

3.9 Absence of Certain Changes. Other than in connection with the transactions contemplated by this Agreement, since the Distribution Date through the date of this Agreement, (a) the Company and each of its subsidiaries have conducted the Company Business in the ordinary course and (b) there has not been any effect, event, occurrence, development or change in such period that has had or would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.10 No Undisclosed Liabilities. Except as reflected or reserved against in the Company Financial Statements (including in the notes thereto) filed prior to the date of this Agreement and except for liabilities incurred in the ordinary course of business since September 30, 2015, the Company and its subsidiaries do not have any material liabilities required by GAAP to be reflected or reserved against in the Company Financial Statements.

3.11 Compliance with Laws. Since the Distribution Date, the Company and its subsidiaries, and, to the knowledge of the Company, between January 1, 2013 and the Distribution Date, the predecessors of the Company and its subsidiaries, with respect to the Company Business, are and have been in compliance with all Laws applicable to them, except where any such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, as of the date of this Agreement, no investigation by any Governmental Authority with respect to the Company or any of its subsidiaries is pending or threatened in writing except for any investigations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.12 Material Contracts.

(a) As of the date of this Agreement, none of the Company nor any of its subsidiaries is a party to any Contract (other than Company Plans):

(i) pursuant to which the Company or any of its subsidiaries has material continuing obligations which require annual payments by the Company and its subsidiaries of $17,500,000 or more relating to the research, development, clinical trial, distribution, supply, manufacture, marketing or co-promotion of, or collaboration with respect to, any product or product candidate for which the Company or any of its subsidiaries is currently engaged in research or development, including the following Contracts to the extent they satisfy the foregoing standard in this Section 3.12(a)(i): (A) material manufacture or supply services or material Contracts with contract research organizations for clinical trials-related services; (B) material transfer Contracts for pre-clinical products or clinical products of the Company or any of its subsidiaries with commercial, pharmaceutical or biotechnology companies; and (C) Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its subsidiaries or income or revenues related to any product or clinical product candidate of the Company or any of its subsidiaries;

(ii) that expressly contains any non-compete or exclusivity provision or limits the ability of the Company or any of its subsidiaries, in a manner that is material to the business of the Company and its subsidiaries, taken as a whole, as currently conducted, (A) to compete in any line of business, in any geographic area or with any person and (B) to sell products to or purchase supplies from any other person or entity;

(iii) that governs the formation or governance of any material joint-venture or partnership to which the Company or any of its subsidiaries is a party;

(iv) providing for the acquisition or disposition of businesses (whether by merger, purchase or sale of stock or assets or otherwise) with respect to which the aggregate amount of consideration that the Company or any of its subsidiaries is required to pay following the date of this Agreement (including the assumption of liabilities) exceeds $50,000,000;

(v) that is a loan or credit agreement, indenture, note or other Contract or instrument evidencing Indebtedness for borrowed money (including any guarantee thereto) that has outstanding Indebtedness in a principal amount in excess of $50,000,000 or any financial derivatives master agreement or confirmation, futures account opening agreement or brokerage statement which has a marked to market value (or, if any actual amount is due as the result of a termination or close-out of the applicable derivative, a termination or close out- value) in excess of $50,000,000;

(vi) that is a mortgage, pledge, security agreement, deed of trust, capital lease or similar agreement that creates or grants a Lien on any material property or asset of the Company or any of its subsidiaries, in each case securing an obligation with a value in excess of $10,000,000;

(vii) that is a Collective Bargaining Agreement;

(viii) that is a Contract granting a right of first refusal or first negotiation to any third party over any material assets of the Company;

(ix) with Baxter or any of its subsidiaries that was entered into in connection with or in contemplation of the Company’s separation from Baxter; or

(x) that is any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

All Contracts described in this Section 3.12(a), together with each Contract to which Baxter or any of its subsidiaries is a party that inures to the benefit or burden of the Company or the Company Business, including any Mixed Contracts (as defined in the Distribution Agreement), that would be in effect on the date of the Agreement and, to the knowledge of the Company, otherwise need to be disclosed pursuant to this Section 3.12(a) if the Company was a party thereto, in each case which the Company has the exclusive right (as between the Company and Baxter) to control, shall be collectively referred to as the “Company Material Contracts.”

(b) Except, in each case, as has not had and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, as of the date of this Agreement, (i) each of the Company Material Contracts is valid, binding and in full force and effect with respect to the Company and its subsidiaries party thereto and, to the knowledge of the Company, each other party thereto and enforceable, in all material respects, in accordance with its terms against the Company and its subsidiaries party thereto (subject to the Bankruptcy and Equity Exception), (ii) the Company and each of its subsidiaries has performed all material obligations required to be performed by them under the Company Material Contracts to which they are parties, (iii) to the knowledge of the Company, each other party to a Company Material Contract has performed all material obligations required to be performed by it under such Company Material Contract, (iv) no party to any Company Material Contract has given the Company or any of its subsidiaries written notice of its express intention to terminate or fail to renew any Company Material Contract and (v) neither the Company nor any of its subsidiaries has received written notice of any material violation or material default under any Company Material Contract.

3.13 Litigation. As of the date of this Agreement, there is no complaint, claim, action, suit, arbitration, mediation, investigation or proceeding (each, an “Action”) pending and served or, to the knowledge of the Company, threatened in writing, to which the Company or any of its subsidiaries is or would be a party, in each case that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. As of the date of this Agreement, there are no outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or, to the knowledge of the Company, binding on the Company or its subsidiaries that have had or would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.14 Real Properties.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) the Company or one of its subsidiaries, as the case may be, holds good and valid fee simple title to all real property owned in fee by the Company or any of its subsidiaries as of the date of this Agreement and material to the business of the Company and its subsidiaries (collectively, the “Company Owned Real Property”), free and clear of all Liens, except for Company Permitted Liens (subject to any state of facts an accurate survey would show, provided same does not prohibit or materially impair the current use and operation of such parcel of such Company Owned Real Property) and (ii) there are no outstanding options or rights of first refusal or offer to purchase or lease the Company Owned Real Property.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) each agreement under which the Company or any of its subsidiaries is, as of the date of this Agreement, the landlord, sublandlord, tenant, subtenant or occupant that have not been terminated or expired as of the date of this Agreement and are material to the business of the Company and its subsidiaries, taken as a whole (each a “Company Real Property Lease”), is, with respect to the Company or the applicable subsidiary of the Company, a valid and subsisting agreement in full force and effect and constitutes a valid, binding and enforceable obligation of the Company or the applicable subsidiary of the Company, subject to the Bankruptcy and Equity Exception and (ii) the Company has not received any written notice of termination or cancellation of or of a breach or default under any Company Real Property Lease that remains uncured as of the date of this Agreement nor, to the knowledge of the Company, has any event occurred which, with notice or lapse of time or both, would constitute a breach or default under any such Company Real Property Lease, or permit the termination or cancellation of any such Company Real Property Lease.

(c) The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property.” To the knowledge of the Company, (i) neither the Company nor any of its subsidiaries has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and (ii) the Company has not received written notice threatening any such proceedings, in each case, except for such proceedings as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. To the knowledge of the Company, neither the Company nor any of its subsidiaries has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding pertaining to or affecting any Company Real Property that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.15 Intellectual Property.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) all material issued Patents and pending Patent applications, registered Trademarks and pending applications for registration of Trademarks included in the Company Intellectual Property (regardless of whether filed by the Company or any of its subsidiaries, or by any other person and regardless of whether the Company is the sole, co-, or joint owner thereof with any third parties), in each case material to the Company and its subsidiaries, taken as a whole, and necessary for the conduct of the business and operations (including both marketed products and product candidates under clinical or preclinical trial or development) of the Company and its subsidiaries, taken as a whole, as presently conducted (the “Material Company Intellectual Property”) have been, to the knowledge of the Company, prosecuted and issued or granted in compliance in all material respects with all applicable Laws; (ii) the Material Company Intellectual Property is free and clear of all Liens (other than Company Permitted Liens); (iii) to the knowledge of the Company, all issued Patents and registered Trademarks included in the Material Company Intellectual Property are valid, subsisting and enforceable; (iv) none of the Material Company Intellectual Property is the subject of any outstanding written injunction, decree, order or judgment, in each case, in which the Company or any of its subsidiaries is a party, that materially adversely restricts the use, transfer, registration or licensing thereof by the Company or any of its subsidiaries, or otherwise materially adversely affects the validity, scope, use, registrability or enforceability of any Material Company Intellectual Property; and (v) to the knowledge of the Company, the Company and its subsidiaries have rights to use all Material Company Intellectual Property. Upon the execution of this Agreement and the consummation of the Merger, the Company and its subsidiaries shall have the right to exercise all of their rights under agreements granting rights to the Company or any of its subsidiaries with respect to Intellectual Property of third parties to substantially the same extent and in substantially the same manner they would have been able to had the Merger not occurred, without the payment of any additional consideration as a direct result of the execution of this Agreement and the consummation of the Merger and without the necessity of any third party consent as a result of such transactions, except in the case where the failure to have any such rights would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) No claim is pending and either served or noticed in writing, on, upon, or against the Company or any of its subsidiaries, or to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries, (i) alleging that the conduct of the business and operations of the Company and its subsidiaries as currently conducted infringes, dilutes, misappropriates, or otherwise violates the Intellectual Property of any third party or (ii) challenging the validity, scope, use, enforceability, or registrability of any Company Intellectual Property or the ownership by the Company or its subsidiaries of any Company Intellectual Property, in each case in a manner that has had or would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Since the Distribution Date, it has been the continuing policy of the Company that all employees, consultants, and independent contractors of the Company and its subsidiaries who have contributed in any material respect to the creation, discovery, invention, conception, or development of any Material Company Intellectual Property are, subject to applicable Law, obligated to assign to the Company or its subsidiaries any Intellectual Property arising or resulting from services performed for or on behalf of the Company or its subsidiaries and to cooperate with and assist the Company in the prosecution and enforcement of such Material Company Intellectual Property, except in the case where the failure to have such a policy would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. To the knowledge of the Company, since the Distribution Date, any funding, facilities or personnel of any Governmental Authority that were used to develop or create any Material Company Intellectual Property would not reasonably be expected to be material to the Company and its subsidiaries, taken as a whole, with respect to the ownership or other rights of the Company and its subsidiaries in or to the Company Intellectual Property, taken as a whole.

(c) To the knowledge of the Company, no person is infringing, misappropriating, diluting, or otherwise violating any Material Company Intellectual Property, and, no such claims have been asserted in writing or, to the knowledge of the Company, threatened in writing, against any person by the Company, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company and its subsidiaries have used commercially reasonable efforts to protect the secrecy and confidentiality of the Company’s and its subsidiaries’ material Trade Secrets that are owned by the Company or its subsidiaries, or co-owned or jointly-owned by them with any third parties.

3.16 Taxes. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(a) (i) The Company and each of its subsidiaries have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are true, correct and complete; and (ii) all Taxes that are due and payable in respect of such Tax Returns have been paid (other than Taxes which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements included in the most recent Company SEC Documents).

(b) To the knowledge of the Company, all of the representations made by the Company to KPMG LLP in connection with the opinion letter delivered by KPMG LLP related to the Distribution (as defined in the Tax Matters Agreement) or to the Internal Revenue Service in connection with the request for a private letter ruling in connection with the Distribution were true, correct and complete as of the date such representations were delivered.

(c) The Company and each of its subsidiaries:

(i) have complied with all applicable Laws, rules, and regulations relating to the payment and withholding of Taxes with respect to amounts owing to any employee, independent contractor, stockholder, creditor or third party within the time and in the manner prescribed by Law;

(ii) have not waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return;

(iii) have no pending or, to the knowledge of the Company, threatened audits, examinations, or assessments (or other similar proceedings initiated by a Governmental Authority) in respect of Taxes;

(iv) have no Liens for Taxes upon any property or assets of the Company or any of its subsidiaries, other than Company Permitted Liens;

(v) without regard to the execution of this Agreement and the consummation of the transactions contemplated by this Agreement, the Tri-Party Agreement and any related agreements, have complied with the Tax Matters Agreement; and

(vi) do not participate and have not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

3.17 Employee Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each Company Plan in the United States and each material Company Plan outside the United States. The Company has made available to Parent true and complete copies of each material Company Plan in the United States (including all amendments thereto) and each Company Plan or other plan, program or arrangement in the United States set forth on Section 5.6(d) of the Company Disclosure Letter.

(b) Each Company Plan intended to qualify under Section 401 of Code (a “Company Qualified Plan”) is covered by a determination, opinion or advisory letter from Internal Revenue Service upon which it can rely that it is qualified under Section 401 of the Code or, if no such determination has been made, an application for such determination is pending with the Internal Revenue Service, and, to the knowledge of the Company, nothing has occurred with respect such Company Qualified Plan that would reasonably be expected to cause the loss of such qualification.

(c) None of the Pension Benefit Guaranty Corporation (“PBGC”), the Company or any ERISA Affiliate of the Company has instituted proceedings to terminate, or appoint a trustee to administer, any Company Plan that is or at any relevant time was subject to Title IV or Section 302 of ERISA or Section 412 of the Code. Neither the Company nor any of its ERISA Affiliates has any material liability, contingent or otherwise, under Title IV of ERISA other than for premiums incurred in the ordinary course and not yet due, nor does any circumstance exist that would reasonably be expected to result in any such material liability. No “reportable event” within the meaning of Section 4043(c) of ERISA (other than one for which all otherwise applicable notice requirements have been waived by the PBGC) has occurred with respect to any Company Plan, which would reasonably be expected to result in a material liability to the Company. No Company Plan that is subject to Title IV of ERISA is, or is reasonably expected to be, in “at-risk” status (as defined in Section 430 of the Code). Other than with respect to any multiemployer plans (as defined in Section 3(37) or 4001(a)(3) of ERISA) set forth on Section 3.17(a) of the Company Disclosure Letter, the Company and its subsidiaries is not required to contribute any amount to and does not have any liability in respect of any multiemployer plan.

(d) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, each Company Plan has been maintained, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including but not limited to ERISA and the Code.

(e) Except to the extent required by Section 4980B of the Code and at the participant’s sole expense, no Company Plan provides health or welfare benefits (whether or not insured) for current or former directors, consultants, independent contractors or employees of the Company (or any dependent thereof) or any of its subsidiaries for periods extending beyond the termination of such person’s service with the Company and its subsidiaries, other than any Company Plan that (i) would not reasonably be expected to result in material liability to the Company and its subsidiaries or (ii) can be unilaterally terminated by the Company or any of its subsidiaries without liability to the Company or its subsidiaries.

(f) Neither the execution or delivery of this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event (excluding any agreement contract, arrangement or plan entered into by, or at the direction of, Parent or its affiliates) (i) entitle any current or former director, employee, consultant or independent contractor of the Company or any of its subsidiaries to material severance pay or any other material payment, (ii) increase in any material respect the amount of (or require any amount to be set aside in respect of) any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, (iii) accelerate the time of payment or vesting of compensation due any such director, employee, consultant or independent contractor or (iv) result in the payment or provision of an “excess parachute payment” as defined in Section 280G of the Code, including upon the satisfaction of one or more conditions, to any “disqualified individual” (as defined in Section 280G of the Code) of the Company or any of its subsidiaries (or, if not yet paid or provided, upon being paid or provided would be). As of the date of this Agreement, no Company Plan or other agreement with any employee provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

(g) There is no pending Action, audit or investigation or, to the knowledge of the Company, any threatened Action, audit or investigation with respect to any Company Plan, the assets of any trust or other funding arrangement with respect to any Company Plan or the plan sponsor, the plan administrator or any fiduciary of any Company Plan, or otherwise involving any Company Plan (other than routine claims for benefits) that, in any such case, would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(h) Except as would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect, each Company Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities and, if intended to qualify for special tax treatment, each Company Foreign Plan meets all requirements for such treatment in all material respects.

3.18 Employment Matters.

(a) As of the date of this Agreement, neither the Company nor any of its subsidiaries is a party to or negotiating any collective bargaining agreements or any other similar labor-related agreements with any labor union, employee representative organization or works council (“Collective Bargaining Agreements”), and no employees of the Company or its subsidiaries are represented by any labor union, employee representative organization or works council in connection with their employment with the Company or any of its subsidiaries. There are no labor representation proceedings or petitions seeking a labor representation proceeding, in each case, with respect to employees of the Company or any of its subsidiaries presently pending before the National Labor Relations Board or any other labor relations tribunal or any other Governmental Authority. To the knowledge of the Company, (i) there are, and since January 1, 2013 there have been, no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or employee representative organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its subsidiaries or, with respect to the Company Business, their respective predecessors or to compel the Company or any of its subsidiaries or, with respect to the Company Business, their respective predecessors, or to bargain with any such labor union, works council or employee representative organization; (ii) there are no strikes, slowdowns, walkouts, picketing, lockouts, work stoppages or other material labor-related controversies pending or, to the knowledge of the Company threatened; and (iii) neither the Company, its subsidiaries nor, with respect to the Company Business, their respective predecessors has experienced any such strike, slowdown, walkout, work stoppage or other material labor-related controversy since January 1, 2013. There is no pending charge or complaint against the

Company or any of its subsidiaries by the National Labor Relations Board or, to the knowledge of the Company, any comparable Governmental Authority. Except as would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect, since the Distribution Date, none of the Company and any of its subsidiaries has failed to provide advance notice of layoffs or terminations as required by the Worker Adjustment and Retraining Notification Act or any state, local or non-U.S. Laws, or any applicable Law for employees outside the United States, regarding the termination or layoff of employees or has incurred any material liability or obligation which remains unsatisfied under such Laws.

(b) Except as would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect, since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date with respect to the Company Business, none of the Company, any of its subsidiaries nor, with respect to the Company Business, to the knowledge of the Company, their respective predecessors, has failed to provide advance notice of layoffs or terminations as required by the Worker Adjustment and Retraining Notification Act or any state, local or non-U.S. Laws, or any applicable Law for employees outside the United States, regarding the termination or layoff of employees or has incurred any material liability or obligation which remains unsatisfied under such Laws.

(c) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company, its subsidiaries and, with respect to the Company Business, to the knowledge of the Company, their respective predecessors are, and since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date with respect to the Company Business, have been, in compliance with all applicable Laws relating to the employment and other engagement of labor (including, employment and labor standards, immigration, employee and other service provider classification (including under the Fair Labor Standards Act and similar state Laws and for purposes of eligibility to participate in Company Plans), the provision of and contributions to statutory benefits, labor relations and negotiation and consultation with employee representative bodies, occupational health and safety, human rights, workers’ compensation, severance payments and the provision of notice, employment equity, pay equity, wages, hours and medical leave). Except as would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect, no Action, audit or investigation with respect to employment matters is now pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, by or before any Governmental Authority.

3.19 Environmental Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(i) to the knowledge of the Company, there is no pending or threatened Environmental Claim regarding the Company or any of its subsidiaries or any property currently, or formerly owned, operated or leased by the Company or its subsidiaries;

(ii) to the knowledge of the Company, with respect to real property that is currently or was formerly owned, leased or operated by the Company or any of its subsidiaries, there have been no Releases of Hazardous Materials at or from any of such real properties that has caused environmental contamination that would reasonably be expected to result in an obligation of the Company or any subsidiary to investigate or remediate such environmental contamination pursuant to applicable Environmental Law or contractual agreement or otherwise result in any Environmental Claim; and

(iii) to the knowledge of the Company, neither the Company nor any subsidiary thereof has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material at or to any third-party location that would reasonably be expected to result in an Environmental Claim;

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, to the knowledge of the Company, the Company and each of its subsidiaries are, and since the Distribution Date have been, in compliance with all applicable Environmental Laws.

3.20 Regulatory Matters.

(a) Each of the Company and its subsidiaries has all material licenses, permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals and clearances required under the FDCA, the Public Health Service Act of 1944, as amended (the “PHSA”), and the regulations of the FDA promulgated thereunder, and regulations of any other Governmental Authority that is concerned with the quality, identity, strength, purity, potency, safety, efficacy, use, manufacturing, advertising, distribution and sale of the Company Products (any such Governmental Authority, a “Regulatory Agency”) necessary for the Company, any such subsidiary or with respect to the Company Business, to the knowledge of the Company, any of their respective predecessors, to own, lease and operate its properties or other assets and to carry on and operate its respective businesses as currently conducted (the “Company Permits”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date, there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its subsidiaries are in compliance with the terms of all Company Permits and the consummation of the transactions contemplated hereby, in and of itself, will not cause the revocation or cancellation of any Company Permit except in each case as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date, all of the Company Products that are subject to the jurisdiction of the FDA or any other Regulatory Agency have been manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, advertised, promoted, detailed and distributed by or, to the knowledge of the

Company, on behalf of the Company or its subsidiaries in compliance with all applicable requirements under any Company Permit or Laws, including applicable statutes and implementing regulations administered or enforced by the FDA or other Regulatory Agency, including those relating to investigational use, premarket approval and applications or abbreviated applications to market a new Company Product.

(c) Since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date with respect to the Company Business, all preclinical studies and clinical trials, and other studies and tests conducted by or, to the knowledge of the Company, on behalf of, the Company, any of its subsidiaries or, to the knowledge of the Company, any of their respective predecessors have been, and if still pending are being, conducted in compliance with all applicable Laws, including the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, except where such noncompliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date with respect to the Company Business, no clinical trial conducted by or, to the knowledge of the Company, on behalf of the Company or any of its subsidiaries has been terminated or suspended prior to completion for safety or other non-business reasons, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d) Since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date with respect to the Company Business, neither the Company, any of its subsidiaries nor, with respect to the Company Business, to the knowledge of the Company, their respective predecessors, has had any Company Product or manufacturing site (whether Company-owned or that of a contract manufacturer for Company Products) subject to a Regulatory Agency (including FDA) shutdown or import or export prohibition, nor to the knowledge of the Company, received any FDA Form 483 or other Regulatory Agency written notice of material inspectional observations, “warning letters,” “untitled letters” or written requests to make material changes, in each case as it applies to the Company Products or any of the Company’s or, with respect to the Company Business, to the knowledge of the Company, its predecessors’ manufacturing or distribution processes or procedures that if not complied with has not, and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(e) Since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date with respect to the Company Business, all manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company, any of its subsidiaries or any of their respective predecessors, has been conducted in material compliance with applicable Laws, including the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Parts 210-211 for Company Products sold in the United States, and the respective counterparts thereof promulgated by Regulatory Agencies in countries outside the United States, except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no actions or proceedings pending or, to the knowledge of the Company, threatened in writing by the FDA, DEA or any applicable foreign equivalent which would prohibit or materially impede the sale of any product currently manufactured and/or sold by the Company or any of its subsidiaries into any market, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(f) Since January 1, 2013, to the knowledge of the Company, neither the Company, nor any of its subsidiaries nor, with respect to the Company Business, their respective predecessors, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Regulatory Agency to invoke any similar policies set forth in any applicable Laws. Since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date with respect to the Company Business, none of the Company, its subsidiaries or, with respect to the Company Business, their respective predecessors or, to the knowledge of the Company, any of their respective officers or key employees has been convicted of any crime or engaged in any conduct that has resulted in debarment under applicable Law, including, without limitation, 21 U.S.C. Section 335a.

(g) As of the date of this Agreement, none of the Company or any of its subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or other similar written agreements, in each case, entered into with or imposed by any Regulatory Agency, other than any such agreement, decree or order that has been previously disclosed in any other filing with a Regulatory Agency.

(h) Since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date with respect to the Company Business, none of the Company, any of its subsidiaries or their respective predecessors has, to the knowledge of the Company, received any written notice from the FDA or any other Governmental Authority that it has commenced any action to withdraw approval, or place sales, pricing or marketing restrictions on or request the recall of any Company Product, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(i) As to the Company Products for which a biological license application, new drug application, abbreviated new drug application, investigational new drug application, 510(k) clearance, premarket approval application, or similar state or foreign regulatory application has been approved, the Company and its subsidiaries are in compliance with 21 U.S.C. §§ 355, 360, Section 351 of the PHSA or 21 C.F.R. Parts 312, 314, 600 or 601 et seq., respectively, and all applicable similar state and foreign regulatory requirements of any Governmental Authority, and all terms and conditions of such licenses or applications, except for any such failure or failures to be in compliance that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its subsidiaries is in compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R. Part 207, except for failures to so comply that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.21 Insurance.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, each insurance policy under which the Company or any of its subsidiaries is an insured (collectively, the “Company Insurance Policies”) is in full force and effect and all related premiums have been paid to date.

(b) The Company and its subsidiaries are in compliance with the terms and conditions of the Company Insurance Policies, except for any non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c) Neither the Company nor any of its subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice under any such policy) under any Company Insurance Policy, and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under such policy, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.22 Foreign Corrupt Practices Act; International Trade Practices.

(a) To the knowledge of the Company, none of the Company, its subsidiaries, nor, with respect to the Company Business, their respective predecessors nor any of their respective directors, officers, employees, agents, joint venture partners, or representatives, has directly or indirectly offered or paid anything of value to a Foreign Official or any other person or entity for the purpose of obtaining or retaining business or securing an improper advantage.

(b) Since the Distribution Date, and, to the knowledge of the Company between January 1, 2013 and the Distribution Date with respect to the Company Business, the Company, its subsidiaries and, with respect to the Company Business, to the knowledge of the Company, their respective predecessors, have maintained accurate books and records, and established sufficient internal controls and procedures to ensure compliance with and reasonable assurances that violations of Anti-Corruption Laws will be prevented, detected, and deterred; except where any such failure to be maintain books and records or establish control and procedures would not, reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c) To the knowledge of the Company, neither the Company, its subsidiaries nor any of their respective directors, officers, employees, agents, or representatives has directly or indirectly taken any action in violation of any export restrictions, anti-boycott regulations, embargo regulations, Money Laundering Laws, or other similar U.S. or foreign Laws, except where such violations would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. None of the Company’s directors, officers, or, to the knowledge of the Company, employees, agents or representatives is targeted by “sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), or owned or controlled by, directly or indirectly, any person, entity, or government targeted by sanctions administered by OFAC. To the knowledge of the Company, the Company, its subsidiaries and, with respect to the Company Business, their respective predecessors have not directly or indirectly engaged in any business with, or used, directly or indirectly, any corporate funds to contribute to or finance the activities of, any person or in any country that it is prohibited for a U.S. person to engage in any business with or in under U.S. sanctions administered by OFAC. Since the Distribution Date, to the knowledge of the Company between January 1, 2013 and the Distribution Date with respect to the Company Business, the Company, its subsidiaries and, to the knowledge of the Company, their respective predecessors have not been the subject of any investigation, review, audit, or inquiry by a Governmental Authority related to U.S. sanctions administered by OFAC. No investigation, review, audit, or inquiry by any Governmental Authority with respect to U.S. sanctions administered by OFAC or Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(d) The Company and its subsidiaries are not in violation of Anti-Corruption Laws, except where such violations would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.23 Brokers and Finder’s Fees.

(a) Except for Citigroup Global Markets Inc. and Goldman Sachs & Co. (each, a “Company Financial Advisor” and, together, the “Company Financial Advisors”), no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its subsidiaries.

(b) As of the date of this Agreement, the estimated fees and expenses of the Company Financial Advisors in connection with the transactions contemplated hereby are disclosed in Section 3.23(b) of the Company Disclosure Letter.

3.24 Opinions of Financial Advisors. Each Company Financial Advisor has delivered to the Company Board its opinion, dated as of the date thereof, to the effect that, as of such date and based upon and subject to the factors, qualifications, assumptions, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by holders of shares of Company Common Stock (other than as specified in such opinion) in the Merger is fair, from a financial point of view, to such holders.

3.25 Antitakeover Laws; Rights Agreement.

(a) The Company Board has duly taken all actions so that no “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (including under the DGCL) (collectively, “Takeover Laws”) will prohibit the execution, delivery or performance of or compliance with this Agreement, the Merger or the other transactions contemplated hereby.

(b) The Company has taken all actions necessary pursuant to the Company Rights Agreement to provide that, as a result of the execution, delivery or performance of this Agreement, the conversion of shares of Company Common Stock into the right to receive the Per Share Merger Consideration in accordance with this Agreement, and the consummation of the

Merger or the other transactions contemplated by this Agreement, (a) neither Parent nor Sub, nor any affiliate or associate of Parent or Sub, will become or be deemed an Acquiring Person (as defined in the Company Rights Agreement), (b) no Distribution Date or Stock Acquisition Date (each as defined in the Company Rights Agreement) will occur, (c) the Company Rights will not separate from the underlying shares of Company Common Stock or give the holders thereof the right to acquire securities of any party hereto and (d) a Triggering Event (as defined in the Company Rights Agreement) will not occur; and the Company has taken all other actions reasonably requested by Parent prior to the date of this Agreement to render the Company Rights Agreement inapplicable to the Merger and the transactions contemplated hereby.

3.26 Company Tax Representation Letters. As of the date of this Agreement, the representations made by the Company to Parent Tax Counsel in the representation letter provided in connection with Parent Tax Counsel’s opinion, delivered on January 10, 2016, as described in Section 2(g) of the Tri-Party Agreement (the “Company Signing Representation Letter”) (other than those representations and warranties addressing the same subject matter as any representations and warranties made by Parent to Parent Tax Counsel in the Parent Signing Representation Letters (as defined in the Tri-Party Agreement) are true and correct.

3.27 No Other Representations; No Reliance; Waiver. The Company represents, warrants, acknowledges and agrees that other than (a) as expressly set forth in Section 4 of this Agreement or in the Tri-Party Agreement, (b) the representations made by Parent to Cravath, Swaine & Moore LLP (“Parent Tax Counsel”) in the Parent Signing Representation Letters or the Parent Closing Representation Letters (each as defined in the Tri-Party Agreement) and (c) the representations made by Parent to KPMG LLP (“Baxter Tax Counsel”) in the Parent Signing Representation Letters or the Parent Closing Representation Letters, none of Parent, Sub, any of their Affiliates or stockholders or any of their respective Representatives (collectively, the “Parent Related Persons”) makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any information provided or made available to the Company, any of its Affiliates or shareholders or any of their respective Representatives (collectively, “Company Related Persons”) or any other person in connection with this Agreement, the Merger or any of the other transactions contemplated by this Agreement or with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations, future cash flows or future financial condition, or any component of the foregoing, or any other forward looking information, of Parent, Sub or any of their Affiliates, and no Company Related Person has relied on any information or statements made or provided (or not made or provided) to any Company Related Person other than the representations and warranties of the Parent and Sub expressly set forth in Section 4 of this Agreement or in the Tri-Party Agreement.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except (i) as disclosed in the Parent SEC Documents and Parent Furnished Documents filed with or furnished to the SEC by Parent on or after January 1, 2015, and prior to the date of this Agreement (in each case, excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements to the extent they are similarly predictive or forward-looking in nature) and to the extent publicly available on EDGAR or (ii) as set forth in the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Letter”) concurrently with the execution of this Agreement, which Parent Disclosure Letter identifies items of disclosure by reference to a particular section or subsection of this Agreement (it being understood and agreed that any information set forth in one section or subsection of Parent Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent from the text of the disclosure), Parent and Sub jointly and severally represent and warrant to the Company as follows:

4.1 Organization, Standing and Corporate Power.

(a) Each of Parent and its subsidiaries is a corporation or other legal entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as the case may be, and has all requisite corporate, partnership or similar power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as currently conducted, except for such failures to be duly organized or validly existing or to have corporate, partnership or similar power or authority that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) Each of Parent and its subsidiaries is duly licensed or qualified to do business and is in good standing (or equivalent status, to the extent such concept exists) in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets currently owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(c) Parent has made available to the Company true and complete copies of the Memorandum of Association and Articles of Association of Parent (together, the “Parent Charter Documents”), in each case, as amended to the date of this Agreement. The Parent Charter Documents are in full force and effect and Parent is not in violation of any of the provisions of the Parent Charter Documents and none of Parent’s significant subsidiaries is in violation of any of the provisions of its organizational or governing documents except, in each case, where such failures or violations would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

4.2 Corporate Authorization.

(a) Each of Parent and Sub has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and, subject to obtaining Parent Stockholder Approval and adoption of this Agreement by Parent, as the sole stockholder of Sub, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Sub of this Agreement, and the consummation by them of the transactions contemplated hereby, have been duly authorized and adopted by the Parent Board and the board of directors of Sub, respectively. Except for (i) obtaining the affirmative vote of the holders of a majority of Parent Ordinary Shares present and voting (whether in person or by proxy) in favor of (A) the approval of the issuance of Parent Ordinary Shares in connection with the Merger and (B) any other resolutions required by Law, Parent’s articles of association or the rules and regulations of the UKLA or other listing authority, including but not limited to the approval of the transactions contemplated by this Agreement, being a class 1 transaction for the purposes of the UK Listing Rules (the “Parent Stockholder Approval”), (ii) obtaining the adoption of this Agreement by Parent as the sole stockholder of Sub and (iii) filing the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceeding on the part of Parent or Sub is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of Parent and Sub, enforceable against such parties in accordance with its terms, except that such enforceability may be limited by the Bankruptcy and Equity Exception.

(b) At a meeting duly called and held, the Parent Board, by resolutions of the directors present and voting at such meeting (which resolutions have not as of the date of this Agreement been subsequently rescinded, modified or withdrawn), has (i) determined that the terms of the Merger and the other transactions contemplated hereby are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) resolved, subject to Section 5.5(d) and Section 5.5(e), to recommend that the Parent Stockholders approve the Merger and issuance of Parent Ordinary Shares in connection with the Merger (the “Parent Recommendation”) and (iv) has directed that issuance of Parent Ordinary Shares in connection with the Merger be submitted to the Parent Stockholders for approval. The board of directors of Sub has adopted resolutions (A) determining that the terms of the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Sub and Parent, as its sole stockholder, (B) approving this Agreement, the Merger and the other transactions contemplated by this Agreement and (C) recommending that Parent, as sole stockholder of Sub, adopt this Agreement and directing that this Agreement be submitted to Parent, as sole stockholder of Sub, for adoption.

4.3 Governmental Authorization. Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Securities Act, the Exchange Act, and any other applicable federal securities Laws, (ii) state securities or “blue sky” Laws and (iii) the rules and regulations of the Nasdaq Stock Market LLC (“Nasdaq”) or the UKLA or other listing authority, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, any Antitrust Laws, and (d) consent of the Registrar of the Companies in Jersey pursuant to Article 5 of the Companies (General Provisions) (Jersey) Order 2002 to the circulation of the Form S-4 and the Parent UK Prospectus, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent or Sub and the consummation by Parent and Sub of the transactions contemplated hereby, other than such other consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

4.4 No Conflict. Neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the Merger or the other transactions contemplated hereby, nor compliance by Parent with any of the provisions of this Agreement, will (a) assuming that the Parent Stockholder Approval is obtained, conflict with or violate the Parent Charter Documents, (b) assuming that the consents, approvals and filings referred to in Section 4.3 and the Parent Stockholder Approval are obtained and made, violate any Restraint or Law applicable to Parent or any of its subsidiaries, or (c) violate, breach, result in the loss of any benefit under, conflict with any provision of, or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, or result in the termination of or a right of termination or cancellation under, cause any payment under or accelerate the performance required by, or result in the creation of any Lien (other than a Parent Permitted Lien) upon the respective properties or assets, of Parent or any of its subsidiaries under, any Parent Material Contract, except in the case of clauses (b) and (c) as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

4.5 Capitalization.

(a) As of the close of business on the Capitalization Date, (i) the authorized capital stock of Parent consisted of (A) 1,000,000,000 Parent Ordinary Shares, of which 592,548,261 Parent Ordinary Shares were issued and outstanding and 8,527,703 Parent Ordinary Shares were held in the treasury, and (B) two (2) subscriber ordinary shares, par value £1.00 per share, both of which were outstanding, and there are no other classes of capital stock of Parent authorized or issued and outstanding, and (ii) there were 45,499,132 Parent ADSs issued and outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable, and such Parent Ordinary Shares are not entitled to preemptive rights, except as set forth in the Parent Charter Documents.

(b) From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances of Parent Ordinary Shares or any other Equity Interests of Parent other than issuances of Parent Ordinary Shares pursuant to the exercise of options to purchase Parent Ordinary Shares (“Parent Options”) or the vesting and settlement of stock appreciation rights (“Parent SARs”), restricted stock units (“Parent RSUs”) and performance share awards of Parent (“Parent Performance Share Awards”), in each case, outstanding as of the Capitalization Date under a Parent Plan. As of the close of business on the Capitalization Date, Parent has not granted any options, warrants, calls, undertakings, convertible securities or any other rights to a third party to acquire capital stock from Parent or any Parent ADSs, other than Parent Options, Parent SARs, Parent RSUs and Parent Performance Share Awards.

(c) As of the close of business on the Capitalization Date, no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Parent may vote were issued and outstanding.

(d) As of the date of this Agreement, (i) there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any shares of capital stock of its subsidiaries except for purchases, redemptions or other acquisitions of capital stock or other securities (A) required by the terms of a Parent Plan, (B) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with awards under a Parent Plan or otherwise, or (C) as required by the terms of, or necessary for the administration of, any plans, arrangements or agreements existing on the date of this Agreement and set forth on Section 4.5(d) of the Parent Disclosure Letter between Parent or any of its subsidiaries and any director or employee of Parent or any of its subsidiaries and (ii) there are no outstanding stock-appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent is a party, in each case pursuant to which any person is entitled to receive any payment from Parent based in whole or in part on the value of any capital stock of Parent or any of its subsidiaries (other than under a Parent Plan).

(e) As of the date of this Agreement, other than in the Parent Charter Documents or under applicable Law, there are no agreements to which Parent is party (i) restricting the transfer of Parent Ordinary Shares, (ii) affecting the voting rights of Parent Ordinary Shares or (iii) granting any preemptive or anti-dilutive rights with respect to any Parent Ordinary Shares or other Equity Interests of Parent.

4.6 SEC Filings and the Sarbanes-Oxley Act.

(a) All of the reports, statements, schedules, forms and other documents filed or required to be filed by Parent with the SEC (such reports, statements, schedules, forms and other documents filed by Parent and those filed by Parent subsequent to the date of this Agreement, collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”) and all of the reports, statements, schedules, forms and other documents furnished or required to be furnished by Parent to the SEC (such reports, statements, schedules, forms and other documents furnished by Parent and those furnished by Parent subsequent to the date of this Agreement, collectively, the “Parent Furnished Documents”), in each case in respect of reporting periods commencing on or after the Distribution Date, have been timely filed or furnished, as applicable. As of their respective filing dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), such Parent SEC Documents complied, or, if not yet filed or furnished, will comply, as to form in all material respects with applicable Law, including the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and none of such Parent SEC Documents as of their respective filing dates (or, if amended prior to the date of this Agreement, as of the date of such amendment) contained, and no Parent SEC Document as of their respective filing date will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein and necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to Parent SEC Documents or Parent Furnished Documents. To the knowledge of Parent, as of the date hereof, there are no internal or third party investigations regarding accounting practices of Parent.

(b) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in Parent SEC Documents (together with the related notes and schedules thereto, the “Parent Financial Statements”) complied at the time they were filed (or, if amended prior to the date of this Agreement, as of the date of such amendment) in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, were prepared in accordance with GAAP (except as may be indicated in the notes thereto), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end audit adjustments).

(c) Neither Parent nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its subsidiaries in Parent’s or any of its subsidiaries’ published financial statements or any Parent SEC Documents.

(d) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to Parent SEC Documents, and the statements contained in such certifications were true and complete on the date such certifications were made. No executive officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Document, except as disclosed in certifications filed with Parent SEC Documents. Since the Distribution Date through the date of this Agreement, to the knowledge of Parent, neither Parent nor any of Parent’s subsidiaries received any material complaint or claim, that Parent or any of its subsidiaries has engaged in illegal or fraudulent accounting or auditing practices.

(e) Parent has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f) Parent’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are reasonably designed to ensure that all information required to be disclosed by Parent in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Parent by others within Parent to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Parent has evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(g) Since the Distribution Date, Parent has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in Parent’s internal controls over financial reporting. There is no outstanding “significant deficiency” or “material weakness” which has not been appropriately and adequately remedied by Parent. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board.

(h) Parent is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq, the London Stock Exchange (the “LSE”) and the UKLA applicable to Parent, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the SEC, in each case to the extent applicable to Parent. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the Distribution Date, neither Parent nor any of its subsidiaries has made, modified (in any material way), or forgiven personal loans to any executive officer or director of Parent.

4.7 Information Supplied. The information supplied by Parent relating to Parent and its subsidiaries and used in (a) the Proxy Statement/Prospectus, the Form S-4, and any other documents filed with the SEC pursuant to the Securities Act or the Exchange Act which the Form S-4 incorporates by reference, and any amendment or supplement thereto, in each case in connection with the Merger will not, on the date the Form S-4 is declared effective, the date the Proxy Statement/Prospectus is mailed to the Company’s stockholders, and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein and necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and (b) the Parent UK Prospectus, the Parent Stockholder Circular and any other documents filed with the UKLA or pursuant to the UK Listing Rules, in each case in connection with the Merger, will in all material respects, on the dates upon which such documents in their final forms are first made available to the public and to the knowledge of Parent, (i) be in accordance with the facts, and (ii) not contain any omission likely to affect the import of such information. No representation is made by Parent with respect to statements made in the Proxy Statement/Prospectus, the Form S-4, the Parent UK Prospectus, the Parent Stockholder Circular or any other document filed or furnished with or to the SEC or the UKLA or pursuant to the Securities Act, the Exchange Act or the UK Prospectus Rules based on information supplied by the Company expressly for inclusion therein.

4.8 Absence of Certain Changes. Other than in connection with the transactions contemplated by this Agreement, since the Distribution Date through the date of this Agreement, (a) Parent and its subsidiaries have conducted their business in the ordinary course and (b) there has not been any effect, event, occurrence, development or change in such period that has had or would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

4.9 No Undisclosed Liabilities. Except as reflected or reserved against in the Parent Financial Statements (including in the notes thereto) filed prior to the date of this Agreement and except for liabilities incurred in the ordinary course of business since September 30, 2015, Parent and its subsidiaries do not have any material liabilities required by GAAP to be reflected or reserved against in the Parent Financial Statements.

4.10 Compliance with Laws. Since January 1, 2013, Parent and its subsidiaries are and have been in compliance with all Laws applicable to them, except where any such failure to be in compliance would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. To the knowledge of Parent, as of the date of this Agreement, no investigation by any Governmental Authority with respect to Parent or any of its subsidiaries is pending or threatened in writing except for any investigations that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

4.11 Material Contracts.

(a) As of the date of this Agreement, none of Parent nor any of its subsidiaries is a party to any Contract (other than Parent Plans) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC). The Contracts described in this Section 4.11(a), shall be collectively referred to as the “Parent Material Contracts.”

(b) Except, in each case, as has not had and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, as of the date of this Agreement, (i) each of the Parent Material Contracts is valid, binding and in full force and effect with respect to Parent and its subsidiaries party thereto and, to the knowledge of Parent, each other party thereto and enforceable, in all material respects, in accordance with its terms against Parent and its subsidiaries party thereto (subject to the Bankruptcy and Equity Exception); (ii) Parent and each of its subsidiaries has performed all material obligations required to be performed by them under the Parent Material Contracts to which they are parties; (iii) to the knowledge of Parent, each other party to a Parent Material Contract has performed all material obligations required to be performed by it under such Parent Material Contract, (iv) no party to any Parent Material Contract has given Parent or any of its subsidiaries written notice of its express intention to terminate, or fail to renew any Parent Material Contract and (v) neither Parent nor any of its subsidiaries has received written notice of any material violation or material default under any Parent Material Contract. True, unredacted and complete copies of all of the Parent Material Contracts have been made available to the Company.

4.12 Litigation. As of the date of this Agreement, there is no Action pending and served or, to the knowledge of Parent, threatened in writing, to which Parent or any of its subsidiaries is or would be a party, in each case, that would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. As of the date of this Agreement, there are no outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or, to the knowledge of the Parent, binding on Parent or its subsidiaries that have had or would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

4.13 Intellectual Property.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (i) all material issued Patents and pending Patent applications, registered Trademarks and pending applications for registration of Trademarks included in the Parent Intellectual Property (regardless of whether filed by Parent or any of its subsidiaries, or by any other person and regardless of whether Parent is the sole, co-, or joint owner thereof with any third parties), in each case material to Parent and its subsidiaries, taken as a whole, and necessary for the conduct of the business and operations (including both marketed products and product candidates under clinical or preclinical trial or development) of Parent and its subsidiaries, taken as a whole, as presently conducted (the “Material Parent Intellectual Property”) have been, to the knowledge of Parent, prosecuted and issued or granted in compliance in all material respects with all applicable Laws; (ii) the Material Parent Intellectual Property is free and clear of all Liens (other than Parent Permitted Liens); (iii) to the knowledge of Parent, all issued Patents and registered Trademarks included in the Material Parent Intellectual Property are valid, subsisting and enforceable; (iv) none of the Material Parent Intellectual Property is the subject of any outstanding written injunction, decree, order or judgment, in each case, in which Parent or any of its subsidiaries is a party, that materially adversely restricts the use, transfer, registration or licensing thereof by Parent or any of its subsidiaries, or otherwise materially adversely affects the validity, scope, use, registrability or enforceability of any Material Parent Intellectual Property and (v) to the knowledge of Parent, Parent and its subsidiaries have rights to use all Material Parent Intellectual Property. Upon the execution of this Agreement and the consummation of the Merger, Parent and its subsidiaries shall have the right to exercise all of their rights under agreements granting rights to Parent or any of its subsidiaries with respect to Intellectual Property of third parties to substantially the same extent and in substantially the same manner they would have been able to had the Merger not occurred, without the payment of any additional consideration as a direct result of the execution of this Agreement and the consummation of the Merger and without the necessity of any third party consent as a result of such transactions, except in the case where the failure to have any such rights would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) No claim is pending and either served or noticed in writing, on, upon, or against Parent or any of its subsidiaries, or to the knowledge of Parent, threatened in writing against Parent or any of its subsidiaries, (i) alleging that the conduct of the business and operations of Parent and its subsidiaries as currently conducted infringes, dilutes, misappropriates, or otherwise violates the Intellectual Property of any third party or (ii) challenging the validity, scope, use, enforceability, or registrability of any Parent Intellectual

Property or the ownership by Parent or its subsidiaries of such Parent Intellectual Property, in each case in a manner that has had or would be reasonably expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Since the Distribution Date, it has been the continuing policy of Parent that all employees, consultants, and independent contractors of Parent and its subsidiaries who have contributed in any material respect to the creation, discovery, invention, conception, or development of any Material Parent Intellectual Property are, subject to applicable Law, obligated to assign to Parent or its subsidiaries any Intellectual Property arising or resulting from services performed for or on behalf of Parent or its subsidiaries and to cooperate with and assist Parent in the prosecution and enforcement of such Material Parent Intellectual Property, except in the case where the failure to have such a policy would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. To the knowledge of Parent, since the Distribution Date, any funding, facilities or personnel of any Governmental Authority that were used to develop or create any Material Parent Intellectual Property would not reasonably be expected to be material to Parent and its subsidiaries, taken as a whole, with respect to the ownership or other rights of Parent and its subsidiaries in or to the Parent Intellectual Property, taken as a whole.

(c) To the knowledge of Parent, no person is infringing, misappropriating, diluting, or otherwise violating any Material Parent Intellectual Property, and, no such claims have been asserted in writing or, to the knowledge of Parent, threatened in writing, against any person by Parent, except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(d) Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, Parent and its subsidiaries have used commercially reasonable efforts to protect the secrecy and confidentiality of Parent’s and its subsidiaries’ material Trade Secrets that are owned by Parent or its subsidiaries, or co-owned or jointly-owned by them with any third parties.

4.14 Taxes. Except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(a) (i) Parent and each of its subsidiaries have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are true, correct and complete; and (ii) all Taxes that are due and payable in respect of such Tax Returns have been paid (other than Taxes which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements included in the most recent Parent SEC Documents).

(b) Parent and each of its subsidiaries:

(i) have complied with all applicable Laws, rules, and regulations relating to the payment and withholding of Taxes with respect to amounts owing to any employee, independent contractor, stockholder, creditor or third party within the time and in the manner prescribed by Law;

(ii) have not waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return;

(iii) have no pending or, to the knowledge of Parent, threatened audits, examinations, or assessments (or other similar proceedings initiated by a Governmental Authority) in respect of Taxes;

(iv) have no Liens for Taxes upon any property or assets of Parent or any of its subsidiaries, other than Parent Permitted Liens; and

(v) do not participate and have not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

4.15 Environmental Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(i) to the knowledge of Parent, there is no pending or threatened Environmental Claim regarding Parent or any of its subsidiaries or any property currently, or formerly owned, operated or leased by Parent or its subsidiaries;

(ii) to the knowledge of Parent, with respect to real property that is currently or was formerly owned, leased or operated by Parent or any of its subsidiaries, there have been no Releases of Hazardous Materials at or from any of such real properties that has caused environmental contamination that would reasonably be expected to result in an obligation of Parent or any subsidiary to investigate or remediate such environmental contamination pursuant to applicable Environmental Law or contractual agreement or otherwise result in any Environmental Claim; and

(iii) to the knowledge of Parent, neither Parent or any subsidiary of Parent has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material at or to any third-party location that would reasonably be expected to result in an Environmental Claim.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, to the knowledge of Parent, Parent and each of its subsidiaries are, and for the past five (5) years have been, in compliance with all applicable Environmental Laws.

4.16 Regulatory Matters.

(a) Each of Parent and its subsidiaries has all material licenses, permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals and clearances required under the FDCA, the PHSA, and the regulations of the FDA promulgated thereunder, the Federal Controlled Substances Act of 1970 and the

regulations of the DEA promulgated thereunder and all state controlled substance Laws or any other Regulatory Agency necessary for Parent or any such subsidiary to own, lease and operate its properties or other assets and to carry on and operate its respective businesses as currently conducted (the “Parent Permits”), except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Since the Distribution Date, there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Parent Permit, except as have not had and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Parent and each of its subsidiaries are in compliance with the terms of all Parent Permits and the consummation of the transactions contemplated hereby, in and of itself, will not cause the revocation or cancellation of any Parent Permit except in each case as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, since January 1, 2013, all of Parent Products that are subject to the jurisdiction of the FDA, DEA or any other Regulatory Agency have been manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, advertised, promoted, detailed and distributed by or, to the knowledge of Parent, on behalf of Parent or its subsidiaries in compliance with all applicable requirements under any Parent Permit or Laws, including applicable statutes and implementing regulations administered or enforced by the FDA or other Regulatory Agency, including those relating to investigational use, premarket approval and applications or abbreviated applications to market a new Parent Product.

(c) Since January 1, 2013, all preclinical studies and clinical trials, and other studies and tests conducted by or, to the knowledge of Parent, on behalf of Parent or any of its subsidiaries have been, and if still pending are being, conducted in compliance with all applicable Laws, including the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, except where such noncompliance has not had and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Since the Distribution Date, no clinical trial conducted by or, to the knowledge of Parent, on behalf of Parent or any of its subsidiaries has been terminated or suspended prior to completion for safety or other non-business reasons, except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(d) Since January 1, 2013, neither Parent nor any of its subsidiaries has had any Parent Product or manufacturing site (whether Parent-owned or that of a contract manufacturer for Parent Products) subject to a Regulatory Agency (including FDA and DEA) shutdown or import or export prohibition, nor, to the knowledge of Parent, received any FDA Form 483 or other Regulatory Agency written notice of material inspectional observations, “warning letters,” “untitled letters” or written requests to make material changes, in each case as it applies to Parent Products or any of Parent’s manufacturing or distribution processes or procedures that if not complied with has not, and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(e) All manufacturing operations conducted by or, to the knowledge of Parent, for the benefit of Parent or any of its subsidiaries has been conducted in material compliance with applicable Laws, including the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Parts 210-211 for Parent Products sold in the United States, and the respective counterparts thereof promulgated by Regulatory Agencies in countries outside the United States, except where the failure to so comply has not had, and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. There are no actions or proceedings pending or, to the knowledge of Parent, threatened in writing by the FDA, DEA or any applicable foreign equivalent which would prohibit or materially impede the sale of any product currently manufactured and/or sold by Parent or any of its subsidiaries into any market, except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(f) Since January 1, 2013, to the knowledge of Parent, neither Parent, nor any of its subsidiaries, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Regulatory Agency to invoke any similar policies set forth in any applicable Laws. Since January 1, 2013, none of Parent, its subsidiaries or, to the knowledge of Parent, any of their respective officers or key employees has been convicted of any crime or engaged in any conduct that has resulted in debarment under applicable Law, including, without limitation, 21 U.S.C. Section 335a.

(g) As of the date of this Agreement, none of Parent or any of its subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or other similar written agreements, in each case, entered into with or imposed by any Regulatory Agency, other than any such agreement, decree or order that has been previously disclosed in any other filing with a Regulatory Agency.

(h) Since January 1, 2013, none of Parent or any of its subsidiaries has, to the knowledge of Parent, received any written notice from the FDA, DEA or any other Governmental Authority that it has commenced any action to withdraw approval, or place sales, pricing or marketing restrictions on or request the recall of any Parent Product, except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(i) As to Parent Products for which a biological license application, new drug application, abbreviated new drug applications, investigational new drug application, 510(k) clearance, premarket approval application or similar state or foreign regulatory application has been approved, Parent and its subsidiaries are in compliance with 21 U.S.C. §§ 355, 360, 360e, Section 351 of the PHSA or 21 C.F.R. Parts 312, 314, 600, 601, 812 or 814 et seq., respectively, and all applicable similar state and foreign regulatory requirements of any Governmental Authority, and all terms and conditions of such licenses or applications, except for any such failure or failures to be in compliance that have not had, and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. In addition, Parent and each of its subsidiaries is in compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R. Parts 207and 807, except for failures to so comply that have not had, and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

4.17 Insurance.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, each insurance policy under which Parent or any of its subsidiaries is an insured (collectively, the “Parent Insurance Policies”) is in full force and effect and all related premiums have been paid to date.

(b) Parent and its subsidiaries are in compliance with the terms and conditions of the Parent Insurance Policies, except for any non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(c) Neither Parent nor any of its subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice under any such policy) under any Parent Insurance Policy, and, to the knowledge of the Parent, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under such policy, except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

4.18 Foreign Corrupt Practices Act; International Trade Practices.

(a) To the knowledge of Parent, none of Parent and its subsidiaries, nor any of their respective directors, officers, employees, agents, joint venture partners, vendors or representatives has directly or indirectly offered or paid anything of value to a Foreign Official or any other person or entity for the purpose of obtaining or retaining business or securing an improper advantage.

(b) Parent and its subsidiaries have maintained accurate books and records, and established sufficient internal controls and procedures to ensure compliance with and reasonable assurances that violations of Anti-Corruption Laws will be prevented, detected, and deterred; except where any such failure to be maintain books and records or establish control and procedures would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(c) To the knowledge of Parent, neither Parent, its subsidiaries, nor any of their respective directors, officers, employees, agents or representatives, has directly or indirectly taken any action in violation of any export restrictions, anti-boycott regulations, embargo regulations, Money Laundering Laws, or other similar U.S. or foreign Laws, except where such violations would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(d) Parent and its subsidiaries are not in violation of Anti-Corruption Laws, except where such violations would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. None of Parent’s directors, officers, or, to the knowledge of Parent, employees, agents or representatives is targeted by sanctions administered by OFAC, or owned or controlled by, directly or indirectly, any person, entity, or government targeted by sanctions administered by OFAC. To the knowledge of Parent, Parent has not directly or indirectly engaged in any business with, or used, directly or indirectly, any corporate funds to contribute to or finance the activities of, any person or in any country that it is prohibited for a U.S. person to engage in any business with or in under U.S. sanctions administered by OFAC. In the last five (5) years, Parent has not been the subject of any investigation, review, audit, or inquiry by a Governmental Authority related to U.S. sanctions administered by OFAC. No investigation, review, audit, or inquiry by any Governmental Authority with respect to U.S. sanctions administered by OFAC or Money Laundering Laws is pending or, to the knowledge of Parent, threatened.

4.19 Brokers and Finder’s Fees.

(a) Except for Evercore Group L.L.C. and Morgan Stanley & Co. Limited (each, a “Parent Financial Advisor” and, together, the “Parent Financial Advisors”), no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its subsidiaries.

(b) As of the date of this Agreement, the estimated fees and expenses of the Parent Financial Advisors in connection with the transactions contemplated hereby are disclosed in Section 4.19(b) of the Parent Disclosure Letter.

4.20 Ownership and Operations of Sub. Parent owns, and at the Effective Time will own, beneficially and of record, all of the outstanding capital stock of Sub either directly or indirectly through one or more of its wholly-owned subsidiaries. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities, has not incurred any material obligations or liabilities except pursuant to this Agreement and has conducted its operations only as contemplated by this Agreement.

4.21 Sufficient Funds. At the Closing, Parent will have, or will have available to it, the funds necessary to pay the aggregate Per Share Cash Consideration in full in accordance with the terms and conditions of this Agreement.

4.22 No Other Representations; No Reliance; Waiver. Each of Parent and Sub represents, warrants, acknowledges and agrees that other than (a) as expressly set forth in Section 3 of this Agreement or in the Tri-Party Agreement, (b) the representations made by the Company to Parent Tax Counsel in the Company Signing Representation Letter or in the representation letter provided in connection with Parent Tax Counsel’s opinion dated as of the Closing as described in Section 2(g) of the Tri-Party Agreement (the “Company Closing Representation Letter”) and (c) the representations made by the Company to Baxter Tax Counsel in the Company Signing Representation Letter or the Company Closing Representation Letter, none of the Company Related Persons makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any information provided or made available to any Parent Related Persons or any other person in connection with this Agreement, the Merger or any of the other transactions contemplated by this Agreement or with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations, future cash flows or future financial condition, or any component of the foregoing, or any other forward looking information, of the Company or any of its Affiliates, and no Parent Related Person has relied on any information or statements made or provided (or not made or provided) to any Parent Related Person other than (i) in the case of Parent and Sub, the representations and warranties of the Company expressly set forth in Section 3 of this Agreement or in the Tri-Party Agreement and (ii) in the case of Parent Tax Counsel, the representations made by the Company to Parent Tax Counsel in the Company Signing Representation Letter or the Company Closing Representation Letter. For the avoidance of doubt, nothing in this Section 4.22 shall limit Parent Tax Counsel’s ability to rely on the Representation Letters (as defined in the Tri-Party Agreement).

SECTION 5

COVENANTS AND AGREEMENTS

5.1 Conduct of the Company Business.

(a) The Company covenants and agrees as to itself and its direct or indirect subsidiaries that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.1, except (i) as required or specifically permitted by any other provision (including Section 5.1(b)) of this Agreement (or as set forth in Section 5.1 of the Company Disclosure Letter), (ii) as required by applicable Law or (iii) with Parent’s written consent (such consent not to be unreasonably withheld, conditioned or delayed), the Company and its direct and indirect subsidiaries shall conduct the Company Business in the ordinary course of business in all material respects and, to the extent consistent therewith, use their reasonable best efforts to (A) preserve the Company’s assets and business organization and maintain its existing relations and goodwill with material customers, suppliers, distributors, regulators and business partners and (B) preserve its existing relationship with Baxter.

(b) Except as required or specifically permitted by this Agreement (or as set forth in Section 5.1 of the Company Disclosure Letter) or as required by applicable Law, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.1, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), neither the Company nor any of its direct or indirect subsidiaries shall or may take any of the following actions (it being understood and agreed that if any action is permitted by any of the following subsections pursuant to an express exclusion from conduct that would otherwise be prohibited, such action shall be permitted under Section 5.1(a)):

(i) amend the Company Charter Documents or the organizational or governing documents of any of the Company’s subsidiaries;

(ii) (A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other Equity Interest of the Company or any of its direct or indirect subsidiaries (the “Company Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any

Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, in each case to or in favor of a person other than the Company or a wholly owned subsidiary of the Company, provided that the Company may issue shares of Company Common Stock solely upon the exercise or settlement of Company Options, Non-Employee Director Options, Company Restricted Stock Units, Non-Employee Director Restricted Stock Units, Company Performance Stock Units and purchase rights under the ESPP that are outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement; (B) redeem, purchase or otherwise acquire any outstanding Company Securities, or any rights, warrants, options, calls, commitments, convertible securities or any other agreements of any character to acquire any Company Securities, except in connection with the exercise or settlement of Company Options, Non-Employee Director Options, Company Restricted Stock Units, Non-Employee Director Restricted Stock Units or Company Performance Stock Units that are outstanding on the date of this Agreement and in accordance with their terms as of the date of this Agreement; (C) adjust, split, combine, subdivide or reclassify any Company Securities; (D) enter into, amend or waive any of the rights under any Contract with respect to the sale or repurchase of any Company Securities; or (E) except as expressly required by the terms of this Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under any agreement evidencing any outstanding Company Options, Non-Employee Director Options, Company Restricted Stock Units, Non-Employee Director Restricted Stock Units, Company Performance Stock Units or the ESPP;

(iii) directly or indirectly acquire or agree to acquire in any transaction any Equity Interest in, or business of, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or the purchase (including by license, collaboration or joint development agreement) directly or indirectly of any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with the Company’s past practice), if such acquisition would reasonably be expected to violate Section 6.5(g) and/or the aggregate amount of all consideration to be paid or transferred by the Company and its subsidiaries in connection with all such transactions (including the assumption of liabilities) would reasonably be expected to exceed $50,000,000;

(iv) sell, pledge, dispose of, transfer, abandon, lease, license, mortgage or otherwise encumber or incur any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than a Company Permitted Lien) on, any properties, rights or assets (including securities of the Company and its subsidiaries and the Company Intellectual Property) with a fair market value in excess of $25,000,000 in the aggregate, except (A) sales of inventory in the ordinary course of business consistent with the Company’s past practices, (B) as required to be effected prior to the Effective Time pursuant to Contracts in force on the date of this Agreement and listed on Section 5.1(b)(iv) of the Company Disclosure Letter, (C) transfers among the Company and its wholly-owned subsidiaries or (D) dispositions of obsolete assets or expired inventory;

(v) incur, create, assume or otherwise become liable for any Indebtedness (of the type described in clauses (i) through (iii) of the definition thereof, including the issuance of any debt security and the assumption or guarantee of obligations of any person)

(or enter into a “keep well” or similar agreement), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, in amounts in excess of $25,000,000 in the aggregate, except for (A) Indebtedness among the Company and any of its wholly-owned subsidiaries, (B) letters of credit issued in the ordinary course of business, and (C) trade credit or trade payables in the ordinary course of business;

(vi) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the Company Common Stock, Company Preferred Stock or Equity Interests of any non-wholly owned subsidiary of the Company; provided, that the Company may continue the declaration and payment of regular quarterly cash dividends on Company Common Stock, not to exceed $0.07 per share for each quarterly dividend, with record and payment dates for such dividends consistent with past record and payment dates;

(vii) other than as required by applicable Law or the terms of a Company Equity Plan or a Company Plan, (A) increase in any material respect the compensation or benefits (including severance benefits) of any of its directors, officers or employees or independent contractors or consultants, other than an increase in the salary or wages of any employee of the Company or its subsidiaries with an annual base compensation of less than $250,000 in the ordinary course of business; (B) make any new equity or equity-based awards to any current or former director, officer, employee, independent contractor or consultant of the Company; (C) take any action to accelerate the vesting or payment, or prefund or in any other way secure the payment of, compensation or benefits under the Company Equity Plan or a Company Plan; (D) enter into, negotiate, establish, amend or terminate any Company Plan (including any arrangement that would be a Company Plan if in effect on the date hereof) or any Collective Bargaining Agreement; or (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(viii) communicate in a writing that is intended for broad dissemination to the Company’s (or any of its subsidiary’s) employees regarding compensation, benefits or other treatment they will receive following the Merger, unless any such communication is consistent with Section 2.4 or Section 5.6 of this Agreement (in which case, the Company shall provide Parent with prior notice of, and the opportunity to review and comment upon, any such communications);

(ix) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(x) write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

(xi) release, compromise, assign, settle or agree to settle any Action (including without limitation any suit, action, claim, proceeding or investigation relating to this Agreement or the Merger and the other the transactions contemplated hereby with adverse parties other than Parent or Sub) or insurance claim, other than compromises, settlements or agreements that involve only monetary payments not in excess of $5,000,000 individually or $10,000,000 in the aggregate, in any case without the imposition of material equitable relief on, or the admission of wrongdoing by, the Company or any of its subsidiaries;

(xii) to the extent such action would be reasonably likely to materially affect the Company and its subsidiaries, taken as a whole, (A) make, change or revoke any Tax election or adopt or change any method of Tax accounting, (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), settle or compromise any liability with respect to Taxes or surrender any claim for a refund of Taxes, (C) file any amended Tax Return, or (D) consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of Taxes;

(xiii) make or commit to any capital expenditures, which (A) would include the purchase of real property not reflected in the capital expenditure budgets made available to Parent by the Company prior to the date hereof (the “CapEx Budget”) or (B)(1) for a single project with a budget of $20 million or more as reflected in the CapEx Budget, have an aggregate value in excess of 120% of such budgeted amounts or (2) for all capital expenditures, have an aggregate value in excess of 125% of the budgeted amount reflected in the CapEx Budget (other than, in the case of clause (B), any capital expenditure in response to emergency events such as natural disasters, wars, terrorism activities, or public health emergencies); provided that clause (B) shall exclude any expenditures on the Company’s facility in Covington, Georgia and the Company may not make or commit to any capital expenditures in excess of the aggregate budgeted amounts for such project as reflected in the CapEx Budget;

(xiv) (A) enter into or terminate any Company Material Contract (other than a confidentiality agreement as contemplated by Section 5.4), (B) materially modify, materially amend, waive any material right under or renew any Company Material Contract, other than (in the case of this clause (B)) in the ordinary course of business consistent with the Company’s past practice, (C) enter into or extend the term or scope of those provisions of any material Contract that purport to restrict the Company, or any of its subsidiaries or affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, or (D) enter into any material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Merger and the other transactions contemplated hereby;

(xv) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine, abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority, or allow to lapse (except with respect to issued Patents expiring in accordance with their terms) any Material Company Intellectual Property;

(xvi) announce, implement or effect any facility closing, lay-off, early retirement programs, severance programs or reductions in force affecting employees of the Company or any of its subsidiaries, other than, subject to clause (xviii) below, any such action conducted in compliance with applicable Law and not giving rise to more than $10,000,000 in severance and other liability related to such action;

(xvii) make any loan or advance (other than travel and similar advances to its employees in the ordinary course of business) to, any person in excess of $10,000,000 in the aggregate;

(xviii) hire or offer employment or engagement to, or terminate (other than for cause) the employment or engagement of, any (A) executive officer or (B) employee or individual consultant with annual base compensation in excess of $250,000;

(xix) fail to maintain in effect material insurance policies covering the Company and its subsidiaries and their respective properties, assets and businesses;

(xx) merge or consolidate the Company with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its material subsidiaries;

(xxi) (A) purchase any marketable securities except in the ordinary course of business, or (B) change in material manner the investment guidelines with respect to the Company’s investment portfolio;

(xxii) forgive any loans to any officers, employees or directors of the Company or its subsidiaries, or any of their respective affiliates, except in the ordinary course of business in connection with relocation activities to any employees of the Company or its subsidiaries;

(xxiii) take any action that would be reasonably likely to result in the Company or any of its subsidiaries being liable for a material amount to Baxter under Article IV of the Tax Matters Agreement; or

(xxiv) authorize any of, or commit, resolve, or agree in writing or otherwise to take any of, the foregoing actions.

5.2 Conduct of Parent Business.

(a) Parent covenants and agrees as to itself and its subsidiaries that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.1, except (i) as required or specifically permitted by any other provision (including Section 5.2(b)) of this Agreement (or as set forth in Section 5.2 of the Parent Disclosure Letter), (ii) as required by applicable Law or (iii) with the Company’s written consent (such consent not to be unreasonably withheld, conditioned or delayed), Parent and its subsidiaries shall conduct their business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, use their reasonable best efforts to preserve Parent’s assets and business organization and maintain its existing relations and goodwill with material customers, suppliers, distributors, regulators and business partners.

(b) Except as required or specifically permitted by this Agreement (or as set forth in Section 5.2 of the Parent Disclosure Letter or as required by applicable Law, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.1, unless the Company otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), neither Parent, Sub, nor any of their direct or indirect subsidiaries shall or may take any of the following actions (it being understood and agreed that if any action is permitted by any of the following subsections pursuant to an express exclusion from conduct that would otherwise be prohibited, such action shall be permitted under Section 5.2(a)):

(i) amend Parent’s or Sub’s memorandum of association, articles of association, certificate of incorporation, bylaws, or similar organizational documents or the Deposit Agreement, other than (a) with respect to the Deposit Agreement, solely in order to implement the transactions contemplated by this Agreement in accordance with the terms hereof, or (b) as required to increase any borrowing limit prescribed by, or provided for in, Parent’s articles of association;

(ii) (A) issue any shares of capital stock of any class or any other Equity Interest of Parent or any of its direct or indirect subsidiaries (the “Parent Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Parent Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Parent Securities, in each case to or in favor of a person other than Parent or a direct or indirect wholly owned subsidiary of Parent or issue equity awards (except for equity awards to directors, officers, employees and consultants in the ordinary course of business), provided that Parent may issue or deliver (1) Parent Securities upon the exercise or settlement of equity awards of Parent, (2) securities or rights convertible into, exchangeable or exercisable for Parent Securities to the extent the proceeds thereof are used for the refinancing of any Indebtedness of Parent outstanding as of the date of this Agreement or (3) Equity Interests of Parent to the extent Parent in good faith reasonably believes such issuance is reasonably necessary to maintain an investment grade credit rating from either or both of S&P and Moody’s; (B) redeem, purchase or otherwise acquire any outstanding Parent Securities, or any rights, warrants, options, calls, commitments, convertible securities or any other agreements of any character to acquire any Parent Securities, except in connection with the exercise or settlement of equity awards of Parent that are outstanding and in accordance with their terms as of the date of this Agreement; or (C) adjust, split, combine, subdivide or reclassify any Parent Securities;

(iii) incur, create, assume or otherwise become liable for any Indebtedness (of the type described in clauses (i) through (iii) of the definition thereof) to the extent any such action would cause Parent to fail to maintain an investment grade credit rating from either or both of S&P and Moody’s (in each case, after giving effect to any Indebtedness drawn from Parent’s Multicurrency Revolving and Swingline Facilities Agreement, dated December 12, 2014, or to be incurred by Parent or any of its subsidiaries or the Company or any of its subsidiaries in connection with the Merger, the other transaction contemplated by this Agreement and the Pending Parent Transaction);

(iv) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of Equity Interests of Parent or any non-wholly owned subsidiary of Parent; provided, that Parent may continue the declaration and payment of regular semi-annual cash dividends on the Parent Ordinary Shares and Parent

ADSs consistent with past practices, not to exceed $0.6650 per Parent ADS (or its equivalent value in British Pounds per share) for each semi-annual dividend on Parent Ordinary Shares, with record and payment dates for such dividends consistent with past record and payment dates; provided, that in connection with the permitted dividends described in the prior sentence, Parent may continue the declaration and payment of dividends pursuant to its income access share arrangements in effect prior to the date hereof consistent with the amounts otherwise permitted by this clause (iv);

(v) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(vi) to the extent such action would be reasonably likely to materially affect Parent and its subsidiaries, taken as a whole, (A) make, change or revoke any Tax election or adopt or change any method of Tax accounting, (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), settle or compromise any liability with respect to Taxes or surrender any claim for a refund of Taxes, (C) file any amended Tax Return, or (D) consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of Taxes;

(vii) forgive any loans to any officers, employees or directors of Parent or its subsidiaries, or any of their respective affiliates, except in the ordinary course of business consistent with past practice in connection with relocation activities to any employees of Parent or its subsidiaries; or

(viii) authorize any of, or commit, resolve, or agree in writing or otherwise to take any of, the foregoing actions.

5.3 No Control of Other Party’s Business. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s business or operations prior to the Effective Time and (b) prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. Nothing in this Agreement, including any of the restrictions set forth in Section 5.1 and Section 5.2, shall be interpreted in such a way as to violate any Law.

5.4 No Solicitation by the Company.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, except as provided in Section 5.4(b) or Section 5.4(d), (i) the Company shall cease, and shall cause its officers and directors and shall direct the other Company Representatives to cease, and cause to be terminated all existing discussions, negotiations and communications with any persons or entities with respect to any Company Acquisition Proposal (other than the transactions contemplated hereby); (ii) the Company shall not, and shall not authorize or permit any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, “Company

Representatives”) to, directly or indirectly through another person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to the Company or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Company Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than Parent or any of its affiliates or any Parent Representatives) relating to any Company Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Company Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would be inconsistent with the Company directors’ fiduciary duties under applicable law, the Company may waive any such standstill provision in order to permit a third party to make a Company Acquisition Proposal) or (C) resolve to do any of the foregoing; (iii) the Company shall not provide and shall, within twenty-four (24) hours of the date hereof, terminate access of any third party to any data room (virtual or actual) containing any of the Company’s confidential information; and (iv) within two (2) Business Days after the date hereof, the Company shall request the return or destruction of all confidential, non-public information provided to third parties that have, since the Distribution Date, entered into confidentiality agreements relating to a possible Company Acquisition Proposal with the Company or any of its subsidiaries. Notwithstanding the foregoing, nothing contained in this Section 5.4 or in Section 6.4 or any other provision of this Agreement shall prohibit the Company or the Company Board (or any committee thereof) from taking and disclosing to the Company’s stockholders its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Any disclosure made in accordance with the foregoing sentence that constitutes a Company Adverse Recommendation Change shall result in all of the consequences of a Company Adverse Recommendation Change set forth in this Agreement.

(b) Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, if the Company receives a written Company Acquisition Proposal from a third party and the receipt of such Company Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of Section 5.4(a), then the Company may (i) contact the person who has made such Company Acquisition Proposal in order to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality Agreement and (iii) negotiate and participate in discussions and negotiations with such person concerning a Company Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a Company Superior Proposal. The Company (A) shall promptly (and in any case within twenty-four (24) hours) provide Parent notice (1) of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of such Company Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, the Company or any Company Representatives concerning a Company Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (B) shall promptly (and in any case within twenty-four (24) hours) make available to Parent copies of all written materials provided by the Company to such party but not previously made available to Parent and (C) shall keep Parent informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal or request.

(c) Except as permitted by Section 5.4(d) or Section 5.4(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent or Sub, (ii) approve or recommend any Company Acquisition Proposal, (iii) enter into any agreement with respect to any Company Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.4(b)) or (iv) fail to reaffirm or re-publish the Company Recommendation within ten (10) Business Days of being requested by Parent to do so (provided that (A) Parent may make such request on no more than two (2) occasions, (B) Parent may not make any such request at any time following the Company’s delivery of a notice pursuant to clause (B) of Section 5.4(d) or clause (ii) of Section 5.4(e) and (C) if Parent has made any such request and prior to the expiration of ten (10) Business Days, the Company delivers a notice pursuant to clause (B) of Section 5.4(d) or clause (ii) of Section 5.4(e), the ten (10) Business Day period set forth in this clause (iv) shall be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the Company Board shall have determined not to effect a Company Adverse Recommendation Change pursuant to Section 5.4(d) or Section 5.4(e), as applicable) (any action described in this sentence being referred to as a “Company Adverse Recommendation Change”).

(d) If, at any time prior to the receipt of the Company Stockholder Approval, the Company Board receives a Company Acquisition Proposal that the Company Board determines in good faith constitutes a Company Superior Proposal, the Company Board may (i) effect a Company Adverse Recommendation Change or (ii) authorize the Company to terminate this Agreement pursuant to Section 8.1(i) in order to enter into a definitive agreement providing for a Company Superior Proposal if (A) the Company Board determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law; (B) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change or terminate this Agreement; (C) if applicable, the Company has provided Parent a copy of the proposed definitive agreements between the Company and the person making such Company Superior Proposal; (D) for a period of five (5) days following the notice delivered pursuant to clause (B) of this Section 5.4(d), the Company shall have discussed and negotiated in good faith and made Company Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new four (4) day negotiation period; and (E) no earlier than the end of such negotiation period, the Company

Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.

(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.4(d) and shall not be subject to this Section 5.4(e)), prior to obtaining the Company Stockholder Approval the Company Board may take any action prohibited by clause (i) of Section 5.4(c), but only in response to a Company Intervening Event and only if (i) the Company Board determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law; (ii) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change due to the occurrence of a Company Intervening Event (which notice shall specify the Company Intervening Event in reasonable detail); (iii) for a period of five (5) days following the notice delivered pursuant to clause (ii) of this Section 5.4(e), the Company shall have discussed and negotiated in good faith and made Company Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate), with Parent Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Company Intervening Event shall require a new notice and a new four (4) day negotiation period; and (iv) no earlier than the end of the negotiation period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.

5.5 No Solicitation by Parent.

(a) Except as provided in Section 5.5(b) or Section 5.5(d) below, from the execution and delivery of this Agreement until the earlier of termination of this Agreement or the Effective Time, Parent shall not, and shall not authorize or permit its officers, directors, investment bankers, attorneys, accountants or other advisors, agents or representatives (collectively, “Parent Representatives”), to, directly or indirectly through another person, (i) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to Parent or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal (the definition of which, solely for purposes of this clause (i), shall be deemed to include transactions that (A) do not include a condition that the transactions contemplated by this Agreement do not occur and/or (B) could be completed if the transactions contemplated by this Agreement occur), (ii) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than the Company or any of its affiliates or any Company Representatives) relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Parent Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would be inconsistent with the Parent directors’ fiduciary duties under applicable law, Parent may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal) or (iii) resolve to do any of the foregoing. Notwithstanding the foregoing, nothing contained in this Section 5.5 or in Section 6.4 or any other provision hereof shall prohibit Parent or the Parent Board (or any committee thereof) from taking and disclosing to Parent Stockholders its position with respect to any takeover offer for Parent or any price sensitive information that Parent reasonably determines requires disclosure pursuant to the UK Listing Rules or pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Any disclosure made in accordance with the foregoing sentence that constitutes a Parent Adverse Recommendation Change shall result in all of the consequences of a Parent Adverse Recommendation Change set forth in this Agreement.

(b) Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, if Parent receives a written Parent Acquisition Proposal from a third party and the receipt of such Parent Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of Section 5.5(a), then Parent may (i) contact the person who has made such Parent Acquisition Proposal in order to clarify the terms of such Parent Acquisition Proposal so that the Parent Board (or any committee thereof) may inform itself about such Parent Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms that, taken as a whole, are not materially less favorable to Parent than those contained in the Confidentiality Agreement and (iii) negotiate and participate in discussions and negotiations with such person concerning a Parent Acquisition Proposal, in the case of clauses (ii) and (iii), if the Parent Board determines in good faith that such Parent Acquisition Proposal constitutes or is reasonably likely to constitute or to lead to a Parent Superior Proposal. Subject in all respects to the terms of this Section 5.5(b), Parent shall promptly (and in any case within twenty-four (24) hours) (A) provide the Company notice (1) of the receipt of any Parent Acquisition Proposal, which notice shall include a copy of such Parent Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Parent or any Parent Representatives concerning a Parent Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to a Parent Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (B) make available to the Company copies of all written materials provided by Parent to such party but not previously made available to the Company and (C) keep the Company informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Acquisition Proposal or other inquiry, offer, proposal or request; provided, that Parent shall not be obligated to take any action contained in clauses (A) to (C) above to the extent such action would require Parent or the Company to make a public announcement under applicable Law (including but not limited to, in the case of Parent, the City Code on Takeovers and Mergers (the “Takeover Code”) and the disclosure and transparency rules maintained by the Financial Conduct Authority), it being acknowledged and agreed that if any such disclosure would reasonably be expected to be required, whether by Parent or the Company, the parties will cooperate in good faith to permit Parent to comply with clauses (A) to (C) above without requiring such a disclosure, including by seeking confirmation from the UK Panel on Takeovers and Mergers (the “Panel”) that Parent may provide such notice(s) or such written materials, or keep the Company so informed (as applicable), without being required to make a public announcement under the Takeover Code. Any information provided to the Company pursuant to clauses (A) to (C) above shall be subject to the Confidentiality Agreement.

(c) Except as permitted by Section 5.5(d) or 5.5(e), neither the Parent Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Parent Recommendation, in each case in a manner adverse to the Company, (ii) approve or recommend any Parent Acquisition Proposal, (iii) enter into any agreement with respect to any Parent Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.5(b)) or (iv) fail to reaffirm or re-publish the Parent Recommendation within ten (10) Business Days of being requested by the Company to do so (provided that (A) the Company may make such request on no more than two (2) occasions, (B) the Company may not make any such request at any time following Parent’s delivery of a notice pursuant to clause (ii) of Section 5.5(e) and (C) if the Company has made any such request and prior to the expiration of ten (10) Business Days Parent delivers a notice pursuant to clause (ii) of Section 5.5(e), the ten (10) Business Day period set forth in this clause (iv) shall be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the Parent Board shall have determined not to effect a Parent Adverse Recommendation Change pursuant to Section 5.5(e) (any action described in this sentence being referred to as a “Parent Adverse Recommendation Change”).

(d) If, at any time prior to the receipt of Parent Stockholder Approval, the Parent Board receives a Parent Acquisition Proposal that the Parent Board determines in good faith constitutes a Parent Superior Proposal, the Parent Board may (i) effect a Parent Adverse Recommendation Change or (ii) authorize Parent to terminate this Agreement pursuant to Section 8.1(j) in order to enter into a definitive agreement providing for a Parent Superior Proposal, if the Parent Board determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law.

(e) Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.5(d) and shall not be subject to this Section 5.5(e)), prior to obtaining the Parent Stockholder Approval the Parent Board may take any action prohibited by clause (i) of Section 5.5(c), but only in response to a Parent Intervening Event and only if (i) the Parent Board determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify the Parent Intervening Event in reasonable detail); (iii) for a period of five (5) days following the notice delivered pursuant to clause (ii) of this Section 5.5(e), Parent shall have discussed and negotiated in good faith, and shall have made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate), with Company Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new four (4) day negotiation period; and

(iv) no earlier than the end of the negotiation period, the Parent Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law.

5.6 Employee Matters.

(a) For purposes of this Section 5.6, the term “Covered Employees” shall mean employees who are employed by the Company or any of its subsidiaries at the Effective Time and whose employment will continue with the Surviving Corporation following the Effective Time or who will be offered employment with Parent or one of its subsidiaries following the Effective Time.

(b) Base Compensation; Annual Cash Bonus Opportunity. Parent shall provide, or shall cause the Surviving Corporation to provide, to each Covered Employee the base salary or wages and annual target cash bonus opportunity set forth on Section 5.6(b) of the Company Disclosure Letter.

(c) Benefit Plans. For the applicable 2016 plan year, Parent shall, or cause the Surviving Corporation to, provide employee benefits for Covered Employees that are substantially comparable in the aggregate to those benefits provided under the Company Plans that were in effect immediately prior to the Effective Time. Parent shall, or cause the Surviving Corporation to, provide an entitlement to severance or post-termination compensation and benefits to each Covered Employee as disclosed in Section 5.6(c) of the Company Disclosure Letter.

(d) Change in Control. The Company and Parent acknowledge and agree that the Closing shall be deemed to be a “change in control” (or similar term) under each Company Plan or other plan, program or arrangement in the United States set forth on Section 5.6(d) of the Company Disclosure Letter.

(e) Crediting of Payments. In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Parent or the Surviving Corporation (“Parent Employee Benefit Plan”) following the Effective Time, Parent shall, or shall cause the Surviving Corporation to use reasonable best efforts to (i) waive any pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing health or other welfare benefits to the same extent such limitation would have been waived or satisfied under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any deductibles and other out-of-pocket expenses paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

(f) Service Crediting. As of the Effective Time, Parent shall recognize, or shall cause the Surviving Corporation to recognize, all service of each Covered Employee prior to the Effective Time, to the Company and its subsidiaries for purposes of eligibility to participate and vesting credit but the service of each Covered Employee prior to the Effective Time shall not be recognized (other than as required under applicable Law) for the purpose of (i) other than with respect to severance and vacation benefits, any entitlement to benefits or benefit accruals, including, but not limited to, under any pension or post-retirement benefit plans; (ii) the level of non-elective employer contributions under any 401(k) plan of Parent or (iii) eligibility to participate in, or the level of benefits under, any Parent retiree medical or other retiree welfare program in which any Covered Employee participates after the Effective Time. In no event shall anything contained in this Section 5.6(f) result in any duplication of benefits for the same period of service.

(g) Termination of 401(k) Plan. If requested by Parent prior to the Closing Date, the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any benefit plan of the Company that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). The Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company Board of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed). In the event that Parent requests such 401(k) plan termination, Parent shall take all actions necessary to allow Covered Employees who meet the age and service eligibility requirements under the 401(k) plan maintained by Parent or its affiliates (the “Parent 401(k) Plan”) (after giving effect to Section 5.6(f) above) to enroll as soon as reasonably practicable following the Closing (and in no event later than sixty (60) days following the Effective Time) under the Parent 401(k) Plan and to rollover their plan loans to the Parent 401(k) Plan without placing any such plan loans into default (provided such rollovers occur no later than the end of the calendar quarter following the calendar quarter in which the Closing occurs). The Company shall, and shall cause its subsidiaries to, cooperate with Parent in good faith (including by promptly furnishing such information as is requested by Parent) in fulfilling the obligations of Parent under this Section 5.6(g).

(h) Parent Restrictions. Nothing in this Section 5.6 shall be construed to limit the right of Parent or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation and its subsidiaries) to amend or terminate any particular Company Plan or other employee benefit plan, program, agreement or arrangement in accordance with its terms, nor shall anything in this Section 5.6 be construed to require Parent or any of its subsidiaries (including, following the Effective Time, the Company and its subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Effective Time.

(i) No Third Party Beneficiaries; No Deemed Amendment. Without limiting the generality of Section 9.5, the provisions of this Section 5.6 are solely for the benefit of the parties hereto, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement and nothing herein shall be interpreted to establish or amend any Company Plan, Parent Plan or any other employee benefit or compensation plan, program or arrangement maintained, sponsored or contributed to by Parent, the Company or their respective subsidiaries.

(j) Works Councils. The parties hereto shall cooperate in good faith to comply in all material respects with all notification, consultation and other processes, if any, relating to current or former employees, consultants, independent contractors or directors or Company Plans relating to the transactions contemplated by this Agreement, which shall include any required notifications and consultation and other processes with respect to any labor union, works council or other organized employee representative body as required to either (i) obtain an opinion or acknowledgment from such labor union, works council or other organized employee representative body or (ii) establish that such opinion or acknowledgment is not a precondition to the Closing. The Company will (or will cause its applicable subsidiary to) initiate and finalize all notice or consultation obligations, if any, related to any current or former employee, consultant, independent contractor or director or Company Plan required as a result of the transactions contemplated by this Agreement and agrees to provide Parent with copies of all documents it intends to provide to any employee or labor union, works council or other organized employee representative body in connection with any of the foregoing at least three (3) Business Days in advance of distribution, and to consider in good faith any changes or additions that Parent may propose to such documents.

SECTION 6

ADDITIONAL COVENANTS AND AGREEMENTS

6.1 Registration Statements; Proxy Statement/Prospectus; Parent Stockholder Circular; UK Prospectus.

(a) As promptly as practicable, and in any event within thirty (30) Business Days following the execution of this Agreement, (i) Parent and the Company shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus in preliminary form, which shall contain the Company Recommendation (unless a Company Adverse Recommendation Change has occurred), and (ii) Parent shall prepare and cause to be filed with the SEC the Form S-4, which shall include the Proxy Statement/Prospectus. To the extent necessary, Parent shall cause the depositary of Parent ADSs to prepare and file with the SEC, no later than the date prescribed by the rules and regulations under the Securities Act, a registration statement, or a post-effective amendment thereto, as applicable, on Form F-6 with respect to the Parent ADSs deliverable in connection with the Merger. Parent shall use its reasonable best efforts, and the Company will reasonably cooperate with Parent in such efforts (including by providing all information reasonably requested by Parent in connection with the preparation of the Form S-4) to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the transactions contemplated by this Agreement, including the Merger. The Company shall establish a record date for the Company Stockholders Meeting and Parent shall establish a record for the Parent Stockholders Meeting (which shall be the same date as the record date for the Company Stockholders Meeting) and each of the Company and Parent shall commence a broker search in connection therewith, as promptly as practicable following the date of this Agreement and the Company shall mail the Proxy Statement/Prospectus to holders of the Company Common Stock as promptly as practicable after the Form S-4 is declared effective under the Securities Act (and in any event within twelve (12) days of the date the Form S-4 is declared effective by the SEC). Parent shall also use commercially reasonable efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of Parent ADSs pursuant to this Agreement, and each party shall furnish all information concerning the Company and Parent, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Proxy Statement/Prospectus. For the avoidance of doubt, the obligations of each party in this Section 6.1(a) shall include: provision by such party of (x) all such information about itself, its directors and its affiliates as may be reasonably requested by the other party for inclusion in the Proxy Statement/Prospectus or Form S-4 and (y) reasonable access to, and using commercially reasonable efforts to provide reasonable assistance from, the other party’s representatives in connection therewith. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, the Form S-4, shall be made by Parent, or with respect to the Proxy Statement/Prospectus shall be made by the Company, or in either case any of their respective subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon. Parent shall advise the Company, promptly after it receives notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent ADSs issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. The Company shall advise Parent, promptly after it receives notice of any request by the SEC for the amendment of the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time the Company or Parent discover that any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to holders of the Company Common Stock.

(b) Parent shall prepare and, as soon as practicable but in no event later than the initial filing of the Form S-4, file with the UKLA a draft copy of the Parent Stockholder Circular and the Parent UK Prospectus, provided that, in each case, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Parent Stockholder Circular and the Parent UK Prospectus before it is filed with the UKLA. Parent shall use its reasonable best efforts, and the Company will reasonably cooperate with Parent in such efforts (including by providing all information reasonably requested by Parent in connection with the preparation of the Parent Stockholder Circular and the Parent UK Prospectus) to have the Parent UK Prospectus approved by the UKLA as promptly as practicable after such filing. For the avoidance of doubt, the obligations of the Company in this Section 6.1(b) shall include: provision by the Company of (x) all such information about itself, its directors and its affiliates as may be reasonably requested by Parent for inclusion in the Parent UK Prospectus or the Parent Stockholder Circular and (y) reasonable access to, and using commercially reasonable efforts to provide reasonable assistance from, the Company Representatives in connection therewith. Parent shall promptly notify the Company of the receipt of all comments of the UKLA with respect to the Parent Stockholder Circular and/or the Parent UK Prospectus and of any request by the UKLA for any amendments or supplements thereto, or for additional information, and shall provide to the Company, after the Company and its counsel shall have had a reasonable opportunity to review and comment on the Parent Stockholder Circular and/or the Parent UK Prospectus and draft correspondence, copies of all correspondence between Parent and/or the Parent Representatives, on the one hand, and the UKLA, on the other. Parent and the Company shall each use reasonable best efforts to promptly provide satisfactory responses to the UKLA with respect to all comments received on the Parent Stockholder Circular and the Parent UK Prospectus. If at any time prior to receipt of the Parent Stockholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Parent Stockholder Circular, Parent shall promptly prepare and mail to the Parent Stockholders such an amendment or supplement. As promptly as practicable after the Parent Stockholder Circular is approved by the UKLA and, in any event, no later than the time that the Proxy Statement/Prospectus is mailed to holders of Company Common Stock, Parent shall cause the Parent Stockholder Circular to be mailed or delivered or otherwise made available to the Parent Stockholders. Unless a Parent Adverse Recommendation Change has occurred, the Parent Stockholder Circular shall contain the recommendation of the Parent Board in favor of the Merger, as required by the UK Listing Rules for class 1 transactions, and the issuance of the Parent Ordinary Shares in connection with the Merger. As promptly as practicable after the Parent UK Prospectus is approved by the UKLA and, in any event, no later than the time that the Proxy Statement/Prospectus is provided to the Company’s stockholders, Parent shall cause the Parent UK Prospectus to be mailed or delivered or otherwise made available to the record stockholders of the Company other than those resident in any Restricted Jurisdiction (such term having the meaning given in the Parent UK Prospectus), and Parent shall publish it in accordance with applicable Law.

(c) Parent shall promptly advise the Company upon becoming aware of the time when the Parent UK Prospectus has been approved by the UKLA or any supplementary prospectus has been filed.

(d) No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, any filing with the SEC to be made in accordance Section 5 of the Tri-Party Agreement, shall be made by the Company or its subsidiaries, without providing Parent a reasonable opportunity to review and comment thereon. The Company shall advise Parent promptly after it receives notice of the time when any such filing has become effective or any supplement or amendment has been filed, the issuance of any stop order or any request by the SEC for amendment of the a filing or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time the Company discovers that any information, which should be set forth in an amendment or supplement to any such filings, so that any of such filings would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after Parent has had a reasonable opportunity to review and comment thereon.

6.2 Meetings of Stockholders.

(a) The Company shall, following the date on which the Form S-4 is declared effective by the SEC, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval and, unless the Company Board shall have effected a Company Adverse Recommendation Change, use its reasonable best efforts to solicit adoption of this Agreement. The Company shall, after consultation with Parent, schedule the Company Stockholders Meeting to occur on or about the forty-fifth (45th) day following the initial mailing of the Proxy Statement/Prospectus; provided that if the standstill period described in Section 7 of the Tri-Party Agreement will not have expired prior to such date, the Company will schedule the Company Stockholders Meeting to occur as soon as practicable following the expected conclusion of such standstill period; provided, further, however, that the Company may postpone, recess or adjourn the Company Stockholders Meeting (i) with the consent of Parent, (ii) to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting, (iii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum or to obtain the Company Stockholder Approval, to allow additional time for solicitation of proxies for purposes of obtaining a quorum or the Parent Stockholder Approval, as applicable, (iv) as may be required by applicable Law, (v) to the extent necessary to ensure that the Company Stockholders Meeting shall occur at the same time as the Parent Stockholders Meeting or (vi) to comply with the standstill period described in Section 7 of the Tri-Party Agreement.

(b) Parent shall, following the date on which the Parent Stockholder Circular is approved by UKLA, duly call, give notice of, convene and hold a general meeting of the Parent Stockholders (the “Parent Stockholders Meeting”) for the purpose of seeking the Parent Stockholder Approval and, unless the Parent Board shall have effected a Parent Adverse Recommendation Change, use its reasonable best efforts to solicit approval of the Merger, as required by the UK Listing Rules for class 1 transactions, and the issuance and delivery of Parent Ordinary Shares as provided in Section 2. Parent shall schedule the Parent Stockholders Meeting to be held substantially contemporaneously with (and in no event later than) the Company Stockholders Meeting; provided, however, that Parent may postpone, recess or adjourn the Parent Stockholders Meeting (i) with the consent of the Company, (ii) to ensure that any required supplement or amendment to the Parent Stockholder Circular is provided to the shareholders of Parent within a reasonable amount of time in advance of the Parent Stockholders Meeting, (iii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum or to obtain the Parent Stockholder Approval, to allow additional time for solicitation of proxies for purposes of obtaining a quorum or the Parent Stockholder Approval, as applicable, (iv) as may be required by applicable Law, (v) to the extent necessary to ensure that the Parent Stockholders Meeting shall occur at the same time as the Company Stockholders Meeting or (vi) to comply with the standstill period described in Section 7 of the Tri-Party Agreement.

(c) Parent shall take all action necessary to cause Sub to perform its obligations under this Agreement and to consummate the Merger and other transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement. Immediately following the date of this Agreement, Parent shall provide or make available to the Company a copy of Parent’s approval of this Agreement as the sole stockholder of Sub.

6.3 Access to Information. Prior to the Effective Time, each of the Company and Parent shall be entitled, through their respective employees and representatives, including the Company Representatives and Parent Representatives, respectively, to have such access to the assets, properties, books, records, Contracts, business and operations of the other party as is reasonably necessary or appropriate in connection with its investigation of the other party with respect to the transactions contemplated hereby and the execution, performance or consummation (including integration planning) of such transactions in the case of Parent, and in furtherance of the Company Board’s continuing fiduciary duties, in the case of the Company. Any such investigation and examination shall be conducted at reasonable times during business hours upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of the other party’s business and each of the Company and Parent shall reasonably cooperate therein. No investigation by Parent or the Company (whether conducted prior to or after the date of this Agreement) shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company or Parent contained in this Agreement. Each of the Company and Parent shall provide the other party’s representatives during such period with the opportunity to review all such information and such documents concerning the affairs of the Company or Parent, as applicable, as such other party’s representatives may reasonably request in furtherance of the purposes set forth above and cause its officers, employees, consultants, agents, accountants and attorneys to cooperate fully with such other party’s representatives in connection with such investigation. Notwithstanding the foregoing, the disclosing party shall not be required to permit such access or make such disclosure if such access or disclosure would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party; provided, that the disclosing party shall use commercially reasonable efforts to render the prohibitions under such confidentiality agreement or other Contract inapplicable, (ii) result in the loss of any attorney-client privilege, or (iii) violate any applicable Law (including Antitrust Laws). Any information and documents provided pursuant to this Section 6.3 shall be subject to the terms of the Confidentiality Agreement.

6.4 Public Disclosure. So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective affiliates, will disseminate any press release or other public announcement concerning this Agreement, the Merger or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of any listing authority (including the UKLA), the UK Panel on Takeovers and Mergers or any securities exchange, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, without prior consent of the other parties, each party (a) may communicate information that is not confidential information of any other party to financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate the information included in a press release or other document previously approved for external distribution by the other parties. Notwithstanding any other provision of this Agreement, (i) no party will be required to consult with the other party in connection with any such press release or public announcement if (A) the Company Board has effected any Company

Adverse Recommendation Change or shall have resolved to do so or (B) the Parent Board has effected a Parent Adverse Recommendation Change or shall have resolved to do so and (ii) the requirements of this Section 6.4 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement, the Merger or the other transactions contemplated hereby in connection with a determination by (A) the Company in accordance with Section 5.4(b) that a Company Acquisition Proposal constitutes, or may constitute, a Company Superior Proposal, (B) Parent in accordance with Section 5.5(b) that a Parent Acquisition Proposal constitutes, or may constitute, a Parent Superior Proposal, or (C) any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement.

6.5 Regulatory Filings; Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement (including by using its reasonable best efforts to satisfy the terms of the Tri-Party Agreement (including using reasonable best efforts to deliver a representation letter described in Section 2(b) or 2(c), as applicable, of the Tri-Party Agreement)). Notwithstanding anything in this Agreement to the contrary, Parent and the Company each agree to (i) file a Notification and Report Form pursuant to the HSR Act within fifteen (15) days of the date of this Agreement and to make any filings required by, or desirable under, applicable foreign Antitrust Laws with respect to the Merger as promptly as reasonably practicable following the date of this Agreement (and Parent may “pull and refile” any such form or filing, with the prior written consent of the Company (such consent not be unreasonably withheld, delayed or conditioned) if in its reasonable good faith judgment such step is consistent with expeditiously obtaining a required approval), and (ii) to supply as promptly as practicable any additional information and documentary material required pursuant to the HSR Act or any foreign Antitrust Law. Parent and the Company may agree to postpone any filings required under this Section 6.5(a) based on input from counsel.

(b) Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws. Without limiting the foregoing, the parties hereto agree (i) to give each other reasonable advance notice of all meetings with any Governmental Authority relating to any Antitrust Laws, (ii) to give each other an opportunity to participate in each of such meetings, (iii) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Authority relating to any Antitrust Laws, (iv) if any Governmental Authority initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (v) to provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority regarding any Antitrust Laws and (vi) to provide each other with copies of all written communications from any Governmental Authority relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate. Notwithstanding the foregoing, Parent shall, following consultation with the Company and after giving due consideration to its views and acting reasonably and in good faith, direct and control all aspects of the parties’ efforts to gain regulatory clearance either before any Governmental Authority or in any action brought to enjoin the Merger and the other transactions contemplated hereby pursuant to any Antitrust Laws including any divestiture activities.

(c) Notwithstanding anything in this Agreement to the contrary, and subject to the prior good faith cooperation of the Company and its subsidiaries, Parent will, and will cause each of its subsidiaries and affiliates to, take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with the Antitrust Laws to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Authority, in each case, to cause the Merger to occur prior to the Termination Date, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Authority or (ii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would prevent the Closing; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, Parent shall not be required to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, restrict the ownership or operation of, or agree to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, or restrict the ownership or operation of, any assets or businesses of the Company or any of its subsidiaries or of Parent or any of its affiliates or subsidiaries except (i) Parent shall be required to sell, divest or otherwise dispose of or hold separate assets with an aggregate fair market value of no greater than $740 million and (ii) Parent shall be required to enter into license or similar agreements where the present value of the licensing fees are no greater than $740 million; provided that the sum of any assets divested, disposed of or held separately and the present value of any licensing fees to be received pursuant to clauses (i) and (ii), respectively, shall in no event exceed $740 million; provided further that, in connection with any divestiture or licensing arrangement required pursuant to this Section 6.5(c), the Company will provide all cooperation reasonably requested to assist Parent in fulfilling Parent’s obligations (in each case at Parent’s sole expense), including (A) making available its management team for meetings with prospective acquirers regarding the assets proposed to be divested, (B) assisting Parent in its preparation of marketing materials and (C) otherwise assisting Parent in facilitating the transaction, in each case where any such transaction would be contingent upon the occurrence of the Effective Time.

(d) Each party will bear its own expenses and costs incurred by such party in connection with any filings and submissions pursuant to Antitrust Laws.

(e) In the event that any administrative or judicial Action is instituted (or threatened to be instituted) by a Governmental Authority challenging the Merger, each of Parent, Sub and the Company will cooperate in all respects with each other and will use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger; provided that Parent, in its sole discretion, may determine to settle such challenge to permit the Merger to be consummated provided that the terms of such settlement do not prevent or unreasonably delay consummation of the Merger and do not include the payment of any amounts by the Company or any of its subsidiaries, or any operational or other restrictions on the Company or any of its subsidiaries until the Effective Time.

(f) Prior to the Effective Time, each party will use commercially reasonable efforts to obtain any consents, approvals or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the transactions contemplated by this Agreement or required by the terms of any Contract as a result of the execution, performance or consummation of the transactions contemplated by this Agreement and which are requested in writing to be sought by the other party; provided, that in no event will the Company or its subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any third party to obtain any consent, approval or waiver required with respect to any such Contract, unless Parent provides such amounts to the Company in advance.

(g) Neither Parent nor the Company shall, and each of Parent and the Company shall cause their respective subsidiaries not to, directly or indirectly, acquire or agree to acquire any assets, business or any person, whether by merger, consolidation, purchasing the assets of or equity in any person or by any other manner if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction would reasonably be expected to materially increase the risk of any Governmental Authority entering, or materially increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated by this Agreement prior to the Termination Date. For the avoidance of doubt, this Section 6.5(g) shall not modify Parent’s rights under Section 6.17.

6.6 Notification of Certain Matters. Each party shall give prompt (and in any event within two (2) Business Days) notice to the other parties of (a) the occurrence or non-occurrence, or impending occurrence or non-occurrence, of any event or circumstance that would reasonably be expected to cause a condition set forth in Section 7 not to be satisfied and (b) the receipt of any notice or other communication from a Governmental Authority in connection with the transactions contemplated by this Agreement or from any person alleging that the consent of such person is or may be required in connection with the Merger or any other transaction contemplated by this Agreement, in each case to the extent such other party is not aware of such matter; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, the conditions to the obligations of the parties under this Agreement or the remedies available to the party receiving such notification.

6.7 Stockholder Litigation. The Company shall notify Parent in writing as promptly as practicable after it has received written notice of any Actions instituted against the Company or any of its directors or officers by any stockholder of the Company relating to this Agreement or the transactions contemplated hereby (any such Action, “Stockholder Litigation”), before any court or Governmental Authority. Parent shall have the right to participate in (but not control) the defense of any Stockholder Litigation, the Company shall consult with Parent regarding the defense of any Stockholder Litigation, and the Company may not settle or compromise any Stockholder Litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

6.8 Resignations. Prior to the Effective Time, upon Parent’s request, the Company shall cause any director of the Company and each subsidiary of the Company to execute and deliver a letter effectuating his or her resignation as a director of such entity effective as of the Effective Time.

6.9 Director and Officer Liability.

(a) For not less than six (6) years from and after the Effective Time, the Surviving Corporation shall maintain in effect the provisions of the certificate of incorporation, bylaws or similar governing documents of the Company and its subsidiaries as in effect immediately prior to the Effective Time which provide for exculpation, indemnification or advancement of expenses of current or former directors, officers or employees of the Company or any of its subsidiaries and each individual who is serving or has served at the request or for the benefit of the Company or any of its subsidiaries as a director, officer, employee, agent or fiduciary of another person (each person entitled to indemnification under such governing documents, an “Indemnified Party”) with respect to any matters (including any matters in connection with the last sentence of Section 6.16) existing or occurring at or prior to the Effective Time. For not less than six (6) years from and after the Effective Time, the Surviving Corporation shall cause any such provisions not to be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any Indemnified Party.

(b) For not less than six (6) years from and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable Law (including as it may be amended after the date of this Agreement to increase the extent to which a corporation may provide indemnification), indemnify and hold harmless any Indemnified Party who was or is a party or is threatened to be made a party to any actual or threatened Action or investigation in respect of acts or omissions occurring at or prior to the Effective Time (including any matters in connection with the last sentence of Section 6.16) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director, officer or employee of the Company serving at the request of the Company as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another corporation, partnership, joint venture, trust or other enterprise, against any resulting claims, losses, liabilities, damages, fines, judgments, settlements and reasonable fees and expenses, including reasonable attorneys’ fees and expenses, and other costs, arising therefrom. The Surviving Corporation shall promptly advance any reasonable expenses as incurred by any such Indemnified Party in connection with any such Action; provided, that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final, non-appealable judgment of a court of competent jurisdiction that such person is not entitled to indemnification. The Surviving Corporation shall cooperate with each Indemnified Party in the defense of any Action.

(c) Prior to the Effective Time, Parent shall (or shall cause the Surviving Corporation to), in each case following reasonable consultation with the Company, obtain and fully pay the premium for “tail” directors’ and officers’ liability and fiduciary liability insurance policies, in each case providing coverage for claims asserted prior to and for six years after the Effective Time with respect to any matters existing or occurring at or prior to the Effective Time (and, with respect to claims made prior to or during such period, until final resolution thereof), from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement, with levels of coverage, terms and conditions that are at least as favorable to the Indemnified Parties as the Company’s directors’ and officers’ liability and fiduciary liability insurance policies in effect as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for any year of such six (6) year period an amount in excess of 250% of the annual premium currently paid by the Company for such insurance policies (the “Maximum Premium”); provided, further, that if Parent or the Surviving Corporation would be obligated to expend more than the Maximum Premium in respect of such “tail” insurance policies, Parent or the Surviving Corporation shall cause to be maintained such policies with the greatest coverage available for a cost not exceeding the Maximum Premium. If the parties for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect for a period of at least six years from and after the Effective Time the Company’s directors’ and officers’ liability and fiduciary liability insurance policies in effect as of the date of this Agreement; provided, that in no event shall Parent or the Surviving Corporation be required to expend an amount for any year of such six year period an amount in excess of the Maximum Premium for such policies; provided, further, that if the annual premiums of such insurance coverage exceed the Maximum Premium, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium.

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume or succeed to all of the obligations set forth in this Section 6.9.

(e) The rights of each Indemnified Party under this Section 6.9 shall be in addition to, and not in limitation of, any other rights any such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its subsidiaries or the Surviving Corporation, any other indemnification or other agreement or arrangement, the DGCL or otherwise. All rights to exculpation, indemnification and advancement of expenses now existing in favor of any Indemnified Party as provided in the certificate of incorporation, bylaws or other governing documents of the Company and its subsidiaries or in any agreement or in any agreement to which the Company or any of its subsidiaries is a party shall survive the Merger in full force and effect and be assumed by the Surviving Corporation and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(f) The provisions of this Section 6.9 shall survive the Merger and are expressly intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, each of whom is a third party beneficiary of this Section 6.9. Parent shall pay all reasonable out of pocket expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.9 if it is ultimately determined by a final, non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is entitled to indemnification.

6.10 Stock Exchange De-Listing and Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of the NYSE to cause the delisting of the Company Common Stock from the NYSE as promptly as practicable after the Effective Time, and in any event no more than two (2) days after the Closing Date, and deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Company Common Stock to be delisted from the NYSE prior to the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act and which falls on a date within the ten (10) days following the Closing Date, the Company will deliver to Parent at least five (5) Business Days prior to the Closing a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

6.11 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause (a) the Parent ADSs to be issued in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time and (b) the admission of the Parent Ordinary Shares to be issued in connection with the Merger (i) to the Official List maintained by the UKLA with a premium listing and (ii) for trading on the main market of the LSE.

6.12 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required and permitted to cause any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) by each director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13 Company’s Auditors. From the date hereof until the Effective Time, the Company shall use its commercially reasonable efforts to cause the Company’s auditors to complete their audit for the year ending December 31, 2015 in a timely manner and, at the reasonable request of Parent, to perform a review of the consolidated interim financial statements of the Company for any period beginning thereafter.

6.14 Takeover Law. If any Takeover Law is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, each of Parent and the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.15 Integration Planning. After the date hereof and prior to the Effective Time, Parent and the Company shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer on a regular and continued basis regarding the general status of the ongoing operations of the Company, Parent and their respective subsidiaries and integration planning matters and communicate and consult with specific persons to be identified by each party to the other with respect to the foregoing. In furtherance of the foregoing, the Company shall reasonably cooperate with Parent (at Parent’s sole expense) to the extent reasonably required in connection with any Tax matters relating to the Merger, including with respect to its structure and Parent’s integration planning (including by the provision of reasonably relevant records or information and using commercially reasonable efforts to make available relevant third party advisors, in each case at Parent’s sole expense).

6.16 Board Membership. Parent shall use its reasonable best efforts so that the three (3) members of the Company Board identified on Section 6.16 of the Company Disclosure Letter (the “Proposed Parent Directors”) shall be appointed to the Parent Board. Following appointment of a Proposed Parent Director to the Parent Board, Parent shall nominate the same individuals as directors (to the extent such individuals are willing to serve and have complied in a satisfactory manner (in the good faith reasonable judgment of the Parent Board) with the attendance and performance expectations of the Parent Board) at the 2016 (if applicable) and 2017 Parent stockholder meetings. To the extent required by applicable Law, each of the Proposed Parent Directors shall accept responsibility for all of the information contained in the Parent UK Prospectus and consent to the inclusion of a statement to that effect in the Parent UK Prospectus; provided, that each Proposed Parent Director shall be entitled to fully participate in, and have the full benefit of, the due diligence and verification to be undertaken by Parent with respect to the Parent UK Prospectus at Parent’s sole expense.

6.17 Pending Parent Transaction. Notwithstanding anything to the contrary in this Agreement, but subject to Section 6.17(b) in the case of Section 6.17(a):

(a) the Company agrees that Parent and its subsidiaries shall be entitled to take or refrain from taking any and all actions (i) required to be taken or prohibited from being taken under the Pending Parent Transaction Agreement, including entrance into any contingent value rights agreement, or (ii) reasonably necessary or advisable to perform their respective obligations under the Pending Parent Transaction Agreement or to consummate the Pending Parent Transaction pursuant to the terms of the Pending Parent Transaction Agreement; provided that Parent and its affiliates agree not to incur Indebtedness in connection with the Pending Parent Transaction in excess of the amounts set forth in the Facilities Agreement, dated November 2, 2015, among Parent, Morgan Stanley Bank International Limited and Deutsche Bank AG London Branch and other parties thereto and the Company’s Multicurrency Revolving and Swingline Facilities Agreement, dated December 12, 2014, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); and

(b) the Company agrees that Parent and its subsidiaries may enter into any amendment to, or grant any waiver under, the Pending Parent Transaction Agreement; provided that such amendment or waiver (or any other action permitted by Section 6.17(a)) does not (i) materially increase, change the payment date of, or alter the form of consideration comprising, the purchase price thereunder, (ii) materially expand or extend any continuing obligation of, or impose any additional material obligation on, Parent or any of its affiliates under the Pending Parent Transaction Agreement, following the Pending Parent Transaction Closing or (iii) impede or materially delay the consummation of the Merger.

6.18 Financing. If Parent elects to file a registration statement (or foreign analogue) in connection with a financing transaction and in accordance with Section 5.2(b) and the other provisions of this Agreement, the Company will use its commercially reasonable efforts, at Parent’s request and at Parent’s sole expense, (i) to permit the use of the Company’s financial statements in such registration statement and / or financing, (ii) to assist Parent with the preparation of pro forma financial statements by Parent, (iii) to cause its current or former independent accountants (A) provide any necessary written consents to use their audit reports relating to the Company and to be named as an “Expert” in any document related to any registration statement, and (B) provide any customary “comfort letters” (including customary negative assurance comfort) and (iv) provide such other information (financial or otherwise) that is reasonably requested by Parent in connection with any of (i) through (iii), provided that neither the Company nor any of its subsidiaries nor their respective directors, officers, employees or representatives shall be required to pay any reasonable fees, incur or reimburse any cost or expense, or make any payment or otherwise incur any liability relating to any such registration statement and / or financing to the extent Parent does not have any reimbursement or indemnity obligation to the Company or its subsidiaries pursuant to this Section 6.18. Parent shall promptly, upon the written request of the Company (i) reimburse the Company for all reasonable out-of-pocket costs (including all reasonable fees and expenses of accountants, attorneys and other advisors) incurred by the Company or any of its subsidiaries in connection with providing assistance pursuant to this Section 6.18 and (ii) indemnify the Company and its subsidiaries and their respective directors, officers, employees or representatives for any damages, losses, costs, liabilities or expenses suffered or incurred by any of them in connection with taking actions requested by the Parent, pursuant to, or otherwise in connection with this Section 6.18. For the avoidance of doubt, Parent acknowledges that the receipt of financing pursuant to this Section 6.18 is not a condition to Parent’s or Sub’s obligation to consummate the Merger.

6.19 Company Notes. From the date of this Agreement, at Parent’s written request and at Parent’s sole expense, the Company shall use its commercially reasonable efforts to (a) effect the repurchase or redemption of the Company Notes from the holders thereof at or after the Effective Time, including the delivery of any and all notices required by the terms of the Indenture in connection with such repurchase or redemption, and/or (b) solicit consents from the holders of the Company Notes regarding any amendment, conditioned upon the Closing and effective as of the Effective Time, of certain covenants in the Indenture. Prior to taking any of the foregoing actions, the Company shall consult and cooperate with, and obtain the written consent of, Parent with respect to, the action and the intended manner and form thereof.

6.20 Company Credit Facility. At Parent’s written request at least ten (10) days prior to the Effective Time and at Parent’s sole expense, the Company shall terminate the Company Credit Facility as of the Effective Time, and shall use its commercially reasonable efforts to obtain at the Effective Time a customary payoff letter from the agent under the Company Credit Facility in form and substance reasonably satisfactory to the Company and Parent with respect thereto, which includes the release of any and all Liens granted in connection with the Company Credit Facility and an agreement of the agent to cooperate to withdraw any all filings and other perfection instruments related to the Company Credit Facility.

6.21 Company Rights Agreement. Prior to the Effective Time, to the extent that the Company Rights Agreement has not already expired, the Company Board shall take all actions (including, as necessary, amending or terminating the Company Rights Agreement) necessary to cause the “Final Expiration Date” (as defined in the Company Rights Agreement) of the Company Rights to occur immediately prior to the Effective Time so that the Company Rights will expire immediately prior to the Effective Time.

SECTION 7

CONDITIONS PRECEDENT TO THE OBLIGATION OF PARTIES TO CONSUMMATE THE MERGER

7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver, if permitted by applicable Law) at or prior to the Closing of the following conditions:

(a) Stockholder Approval. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect.

(c) Statutes; Court Orders. No order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Authority of competent authority (collectively, “Restraints”) or Laws shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of the Merger illegal.

(d) Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated, and (ii) all consents of, or filings with any Governmental Authority set forth on Section 7.1(d) of the Company Disclosure Letter shall have been obtained (it being understood that any consent shall be deemed obtained if the relevant merger control authority (x) has declared that it does not have jurisdiction, or has determined not to exercise its jurisdiction, to review the transactions contemplated by this Agreement, (y) has cleared the transactions contemplated by this Agreement or (z) may no longer prohibit the transactions contemplated by this Agreement due to the expiry of all relevant time periods) and shall be in full force and effect at the Closing and any applicable waiting period with respect thereto shall have expired or been terminated, as the case may be.

(e) UK Prospectus. The Parent UK Prospectus shall have been approved by the UKLA, and made available to the public in accordance with the UK Prospectus Rules.

(f) U.S. Listing. The Parent ADSs to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(g) UK Listing. The UKLA shall have acknowledged to Parent or its agent (and such acknowledgment shall not have been withdrawn) that the application for admission of the Parent Ordinary Shares underlying the Parent ADSs to be issued in connection with the transactions contemplated under this Agreement to the Official List maintained by the UKLA with a premium listing has been approved, such application shall have become effective and the Parent Ordinary Shares shall have been and be admitted to trading on the main market of the LSE.

(h) Tax Opinions. Section 4.02(c) of the Tax Matters Agreement shall have been waived with respect to the Closing pursuant to the terms of Section 2(g) of the Tri-Party Agreement, dated as of January 11, 2015, among Parent, the Company and Baxter (the “Tri-Party Agreement”), and each of Parent and the Company shall have received the certificate referred to in Section 2(d)(ii) of the Tri-Party Agreement to the effect that the Baxter Closing Opinion (as defined in the Tri-Party Agreement) has been furnished to Baxter.

7.2 Additional Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate and effect the Merger shall be further subject to satisfaction (or waiver, if permitted by applicable Law) at or prior to the Closing of the following additional conditions:

(a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of the Company contained in Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Corporate Authorization), Section 3.4(a) (No Conflict) and Section 3.23(a) (Brokers and Finder’s Fees) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.9(b) (Absence of Changes), Section 3.24 (Opinions of Financial Advisors) and Section 3.25 (Antitakeover Laws; Rights Agreement) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date), (iii) the representations and warranties of the Company contained in Section 3.5(a) (Capitalization) shall be true and correct other than in de minimis respects as of the date of this Agreement and as of the Closing Date as if made on such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date) and (iv) each of the other representations and warranties of the Company contained in Section 3 of this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Company Material Adverse Effect), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Company Material Adverse Effect, as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the covenants and obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any effect, event, occurrence, development or change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Closing Certificate. The Company shall have furnished Parent with a certificate dated as of the Closing Date signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in Sections 7.2(a), (b) and (c) have been satisfied.

7.3 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate and effect the Merger shall be further subject to satisfaction (or waiver, if permitted by applicable Law) at or prior to the Closing of the following additional conditions:

(a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of Parent and Sub contained in Section 4.1 (Organization, Standing and Corporate Power), Section 4.2 (Corporate Authorization), Section 4.4(a) (No Conflict) and Section 4.19(a) (Brokers and Finder’s Fees) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of such date (except for those representations and warranties which address maters as of an earlier date, which shall have been so true and correct as of such date), (ii) the representations and warranties of Parent and Sub contained in Section 4.8(b) (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of such date (except for those representations and warranties which address maters as of an earlier date, which shall have been so true and correct as of such date), (iii) the representations and warranties of Parent contained in Section 4.5(a) (Capitalization) shall be true and correct other than in de minimis respects as of the date of this Agreement and as of the Closing Date as if made on such date (except for those representations and warranties which address maters as of an earlier date, which shall have been so true and correct as of such date), and (iv) each of the other representations and warranties of Parent and Sub contained in Section 4 of this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Parent Material Adverse Effect), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Parent Material Adverse Effect, as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters as of an earlier date which shall have been so true and correct as of such earlier date).

(b) Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have performed in all material respects the covenants and obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any effect, event, occurrence, development or change that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Closing Certificate. Parent shall have furnished the Company with a certificate dated as of the Closing Date signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in Sections 7.3(a), (b) and (c) have been satisfied.

7.4 Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Section 7 to be satisfied if such failure was caused by such party’s failure to act in compliance with the provisions of this Agreement.

SECTION 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned, except as otherwise provided below, at any time before the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval is obtained, as follows:

(a) By mutual written consent of Parent and the Company;

(b) By either Parent or the Company if (i) a Restraint prohibiting the Merger shall be in effect and have become final and non-appealable or (ii) the Effective Time has not occurred by 5:00 p.m. Eastern time on October 11, 2016 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a party if the failure by such party to perform any of its obligations under this Agreement has been the principal cause of the failure of any condition set forth in this Section 8.1(b) to be satisfied;

(c) By Parent, if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach or inaccuracy would result in a failure of a condition set forth in Section 7.2 to be satisfied at the Closing (and such breach or inaccuracy has not been cured such that such condition would be capable of satisfaction at the Closing within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being so cured within such thirty (30)-day period);

(d) By the Company, if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Parent or Sub set forth in this Agreement, which breach or inaccuracy would result in a failure of a condition set forth in Section 7.3 to be satisfied at the Closing (and such breach or inaccuracy has not been cured such that such condition would be capable of satisfaction at the Closing within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being so cured within such thirty (30)-day period);

(e) By Parent, if prior to the receipt of the Company Stockholder Approval, the Company Board shall have effected a Company Adverse Recommendation Change;

(f) By the Company, if prior to the receipt of the Parent Stockholder Approval, the Parent Board shall have effected a Parent Adverse Recommendation Change;

(g) By either Parent or the Company, if the Company Stockholders Meeting (as it may be adjourned or postponed in accordance with this Agreement) shall have concluded and the Company Stockholder Approval shall not have been obtained at such meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(g) shall not be available to the Company if the failure by the Company to perform any of its obligations under this Agreement has been the principal cause of the failure to obtain the Company Stockholder Approval;

(h) By either Parent or the Company, if the Parent Stockholders Meeting (as it may be adjourned or postponed in accordance with this Agreement) shall have concluded and the Parent Stockholder Approval shall not have been obtained at such meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(h) shall not be available to Parent if the failure by Parent or Sub to perform any of its obligations under this Agreement has been the principal cause of the failure to obtain the Parent Stockholder Approval;

(i) By the Company, prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal in accordance with Section 5.4(d);

(j) By Parent, prior to obtaining the Parent Stockholder Approval, in order to enter into a definitive agreement providing for a Parent Superior Proposal in accordance with Section 5.5(d); or

(k) By either Parent or the Company, if the condition set forth in Section 7.1(h) has not been satisfied within twenty (20) Business Days following the date on which all conditions of the Closing were satisfied or waived, other than (i) the condition set forth in Section 7.1(h) and (ii) those conditions that by their terms cannot be satisfied prior to the Closing, but which conditions would be satisfied or would be capable of being satisfied if the Closing occurred as of such date.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 8.1 hereof, this Agreement shall forthwith become null and void and be of no further force or effect, and there shall be no liability on the part of Parent, Sub or the Company (or any of their respective directors, officers, employees, stockholders, agents or representatives), except as set forth in the last sentence of Section 6.3, the indemnification and reimbursement obligations of Parent pursuant to Section 6.18, Section 8 and Section 9, each of which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that (i) nothing herein shall relieve any party from liability for fraud or the Intentional Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement (other than

Section 3.26); (ii) nothing herein shall relieve the Company from liability for fraud or any breach of, or inaccuracy in, its representation contained in Section 3.26 (any claim for such damages, a “Tax Representations Damages Claim”) to the extent (A) such breach or inaccuracy was known or should have been known by the Company as of the date of this Agreement, (B) the facts giving rise to such breach or inaccuracy causes Parent Tax Counsel or Baxter Tax Counsel to be unwilling to deliver the indicated opinion such that the condition set forth in Section 2(g)(i)(B) and 2(g)(ii)(B) of the Tri-Party Agreement is not satisfied and (C) this Agreement is terminated as a result of Parent Tax Counsel or Baxter Tax Counsel not furnishing the opinion referenced in clause (B) above and not as a result of any other matter giving rise to a right to terminate this agreement; and (iii) the maximum aggregate liability of the Company Related Persons arising out of or relating to any Tax Representations Damages Claim shall not exceed $110,000,000. Subject to the foregoing, nothing herein shall relieve any party from liability for fraud or the Intentional Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) The Company shall deliver to Parent the Termination Fee after termination if (i) Parent shall have terminated this Agreement pursuant to Section 8.1(e) or (ii) the Company shall have terminated this Agreement pursuant to Section 8.1(i). If (A) this Agreement is terminated pursuant to Section 8.1(b)(ii), 8.1(c) or 8.1(g), (B) prior to the time of termination and after the date of this Agreement, a Company Acquisition Proposal shall have been publicly announced or made to the Company Board and not withdrawn and (C) within twelve (12) months after the date on which this Agreement shall have been terminated the Company enters into a definitive agreement providing for a Company Acquisition Proposal or a Company Acquisition Proposal is consummated, the Company shall deliver to Parent the Termination Fee upon the earlier of the execution of such definitive agreement or upon the consummation of such Company Acquisition Proposal. The Company shall satisfy its obligation to deliver the Termination Fee by (I) contributing to a newly formed Irish private unlimited company, domiciled in Ireland, which will hold its board meetings in Ireland or the U.S. and which may elect to be disregarded for U.S. federal income tax purposes (“Irish Holdco”), immediately available funds and any fees required to be delivered pursuant to this Section 8.2 in exchange for one ordinary share of Irish Holdco and (II) by selling the Irish Holdco ordinary share to Parent for U.S. $1.00; provided, that the Termination Fee may be paid at any time within twenty (20) business days following Parent’s written request; provided, further, that all costs and expenses incurred by the Company and its subsidiaries in connection with establishing and maintaining the Irish Holdco shall be offset against the Termination Fee. For the avoidance of doubt, any Irish stamp duty liability arising in connection with the sale of Irish Holdco will be payable by Parent and Parent agrees to indemnify the Company against any such liability. If the Company fails to promptly deliver any amounts required under this Section 8.2(b) and Parent commences a suit to collect such amounts, the Company shall indemnify Parent for its fees and expenses (including attorney’s fees and expenses) incurred in connection with such suit and shall pay interest on the amount required to have been delivered at the prime rate in the Wall Street Journal in effect on the date the amount was deliverable pursuant to this Section 8.2(b). The delivery by the Company of the Termination Fee to Parent pursuant to this Section 8.2(b), including, if applicable, any fees and expenses incurred as a result of the Company’s failure to timely deliver, if paid, shall be the sole and exclusive remedy of Parent in the event of termination of this Agreement under circumstances requiring the delivery of the Termination Fee pursuant to this Section 8.2(b).

(c) Parent shall pay the Company the Termination Fee (i) within two (2) Business Days after the date of termination if the Company shall have terminated this Agreement pursuant to Section 8.1(f) or Parent or the Company shall have terminated this Agreement pursuant to Section 8.1(h) or (ii) substantially concurrently with such termination if Parent shall have terminated this Agreement pursuant to Section 8.1(j). If (A) this Agreement is terminated pursuant to Section 8.1(b)(ii) or 8.1(d), (B) prior to the time of termination and after the date of this Agreement, a Parent Acquisition Proposal shall have been publicly announced or made to the Parent Board and not withdrawn and (C) within twelve (12) months after the date on which this Agreement shall have been terminated Parent enters into a definitive agreement providing for a Parent Acquisition Proposal or a Parent Acquisition Proposal is consummated, Parent shall pay to the Company the Termination Fee upon the earlier of the execution of such definitive agreement or upon consummation of such Parent Acquisition Proposal. All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account or accounts as the Company may designate in writing to Parent. If Parent fails to promptly make any payment required under this Section 8.2(c) and the Company commences a suit to collect such payment, Parent shall indemnify the Company for its fees and expenses (including attorneys fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate in the Wall Street Journal in effect on the date the payment was payable pursuant to this Section 8.2(c). The payment by Parent of the Termination Fee to the Company pursuant to this Section 8.2(c), including, if applicable, any fees and expenses incurred as a result of Parent’s failure to timely pay, if paid, shall be the sole and exclusive remedy of the Company in the event of termination of this Agreement under circumstances requiring the payment of the Termination Fee pursuant to this Section 8.2(c).

8.3 Fees and Expenses. Except as otherwise set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that (i) if this Agreement is terminated pursuant to Section 8.1(b)(ii) or 8.1(c) and prior to the time of termination and after the date of this Agreement a Company Acquisition Proposal shall have been publicly announced or made to the Company Board and not withdrawn, the Company shall upon demand by Parent pay Parent the documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with this Agreement or the consummation of any of the transactions contemplated by this Agreement in an amount that will not exceed $110,000,000 and (ii) if this Agreement is terminated pursuant to Section 8.1(b)(ii) or 8.1(d), and prior to the time of termination and after the date of this Agreement a Parent Acquisition Proposal shall have been publicly announced or made to the Parent Board and not withdrawn, Parent shall upon demand by the Company pay the Company the documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with this Agreement or the consummation of any of the transactions contemplated by this Agreement in an amount that will not exceed $65,000,000. Any expenses paid pursuant to this Section 8.3 to Parent or the Company shall be credited against any Termination Fee paid to Parent or the Company, respectively.

8.4 Notice of Termination. The party desiring to terminate this Agreement pursuant to Section 8.1 (other than under Section 8.1(a)) shall give written notice of such termination to the other party or parties specifying the provision or provisions of Section 8.1 pursuant to which such termination is purportedly effected.

8.5 Amendment. Subject to applicable Law and as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company or the Parent Stockholders contemplated hereby, only by written agreement of the parties hereto, but after the Company Stockholder Approval or the Parent Stockholder Approval is obtained, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval.

8.6 Waiver. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto or (b) waive compliance with any of the agreements of any other party or any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit; provided, that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.

SECTION 9

MISCELLANEOUS

9.1 No Survival. None of the representations or warranties in this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenants and agreements which by their terms survive the Effective Time or contemplate performance after the Effective Time.

9.2 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier or by email (with confirmation of successful transmission if by email) or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

(a) if to Parent or Sub, to:

Shire plc

5 Riverwalk, Citywest Business Campus

Dublin

Ireland

Attn:            Bill Mordan, General Counsel

Email:         wrmordan@shire.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

Attn:            Christopher D. Comeau

                    Paul M. Kinsella

Email:         christopher.comeau@ropesgray.com

                     paul.kinsella@ropesgray.com

(b) if to the Company, to:

Baxalta Incorporated

1200 Lakeside Drive

Bannockburn, IL 60015

Attn:            Peter G. Edwards, Esq., General Counsel

Email:         peter.edwards@baxalta.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Attn:            R. Scott Falk, P.C.

Email:         scott.falk@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:            Daniel E. Wolf, P.C.

                    Michael P. Brueck

Email:         daniel.wolf@kirkland.com

                     michael.brueck@kirkland.com

Any party may by notice given in accordance with this Section 9.2 to the other parties designate another address or person for receipt of notices hereunder.

9.3 Entire Agreement. This Agreement, the Tri-Party Agreement and the Confidentiality Agreement (including, for the avoidance of doubt, all exhibits, schedules and annexes to each of the foregoing) contain the entire agreement among the parties with respect to the Merger and related transactions, and supersede all prior agreements, written or oral, among the parties with respect thereto.

9.4 Governing Law. This Agreement and all actions (whether in contract or tort) based on, arising out of or relating to the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof. The parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

9.5 Binding Effect; No Assignment; No Third-Party Beneficiaries.

(a) This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that (i) Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to Parent, and (ii) each of Parent and Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Parent (each, together with Parent, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees. Notwithstanding the foregoing, (A) Parent irrevocably and unconditionally guarantees the full performance of all obligations of Sub and any Assignee under this Agreement and (B) in no event shall any assignment impact in any way the form or amount of the Per Share Merger Consideration. Notwithstanding Section 2.5, to the extent any non-U.S. Taxes are deducted and withheld from the amounts otherwise payable pursuant to this Agreement solely as a result of an assignment by Parent pursuant to this Section 9.5(a) other than an assignment to a U.S. or Irish subsidiary of Parent, Parent shall pay (or cause to be paid) such additional amounts as necessary so that after such deduction or withholding has been made (including such deduction or withholding applicable to additional sums payable under Section 2.5), the recipient receives an amount equal to the amount it would have received had not such deduction or withholding been made. Subject to the foregoing, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(b) Other than (i) Section 6.9 (which, from and after the Effective Time, shall be enforceable by the Indemnified Parties) and (ii) from and after the Effective Time, the rights of holders of shares of Company Common Stock, Company Options, Non-Employee Director Options, Company Restricted Stock Units, Non-Employee Director Restricted Stock Units and Company Performance Stock Units to receive the Per Share Merger Consideration and other applicable payments pursuant to Section 2), nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Parent, Sub and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.6 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other means of electronic transmission such as electronic mail with scan attachment), each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

9.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

9.8 Submission to Jurisdiction; Waiver. Each of the Company, Parent and Sub irrevocably agrees that any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or permitted assigns shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if and only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and each of the Company, Parent and Sub hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the Company, Parent and Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.8, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party irrevocably agrees that service of all process in any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns may be made by registered or certified mail, return receipt requested, to such party at its address set forth in Section 9.2 and that any such service of process shall be sufficient to confer personal jurisdiction over such party in such action or proceeding and shall otherwise constitute effective and binding service in every respect.

9.9 Enforcement. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, any other party shall be entitled to an injunction to restrain any violation or threatened violation of the provisions of this Agreement and to enforce specifically the terms of this Agreement (including the obligation of each party to consummate the Merger in accordance with Section 1.3). In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.9.

9.10 No Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

9.11 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND SUB HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY RELATED DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO OR THERETO.

SECTION 10

DEFINITIONS

10.1 Certain Definitions. As used herein, the following terms have the following meanings:

“affiliate” means, with respect to any person, any other person, directly or indirectly, controlling, controlled by, or under common control with, such person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” mean any anti-corruption or anti-bribery law or regulation of any jurisdiction in which a party performs business, or of the United States, or of the United Kingdom, including without limitation, the United States Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act of 2010.

“Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York or London, United Kingdom.

“Company Acquisition Proposal” means a proposal or offer from any person (other than Parent and its subsidiaries) providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company or any of its subsidiaries, pursuant to which any such person would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of the Company (including the Equity Interests of any of its subsidiaries) or any subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its subsidiaries, taken as a whole, or to which twenty percent (20%) or more of the Company’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition of Equity Interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing twenty percent (20%) or more of the voting power of the Company or (v) combination of the foregoing. For the avoidance of doubt, in no event shall any of the Company’s obligations to Baxter under the Registration Rights Agreement (or compliance therewith) be deemed to constitute a Company Acquisition Proposal or otherwise be subject to Section 5.4 of this Agreement.

“Company Business” means the business of the Company and its subsidiaries as conducted on the date of this Agreement.

“Company Charter” means the Amended and Restated Certificate Incorporation of the Company, as amended on or prior to the date hereof.

“Company Credit Facility” means the Five-Year Credit Agreement, dated as of July 1, 2015, among the Company, as Borrower, JPMorgan Chase Bank, National Association, as Administrative Agent and certain other financial institutions named therein.

“Company Foreign Plan” means (i) any Company Plan that is maintained, sponsored or contributed to primarily for the benefit of any current or former director, employee, consultant, or independent contractor of the Company or any of its subsidiaries or with respect to which the Company or any of its subsidiaries has or could have any liability, contingent or otherwise, who are or were providing services outside the United States and (ii) any plan that would be a Company Plan except for the fact that it is subject to any Law other than U.S. federal, state or local Law.

“Company Intellectual Property” means all registered and unregistered Intellectual Property exclusively owned by the Company or its subsidiaries, or co-owned or jointly owned by the Company or its subsidiaries with any third party.

“Company Intervening Event” means a material event or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known to the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval; provided, however, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event.

“Company Leased Real Property” means all real property leased, subleased or otherwise occupied by the Company or any of its subsidiaries as tenant or subtenant as of the date of this Agreement and material to the business of the Company and its subsidiaries, taken as a whole.

“Company Material Adverse Effect” means any effect, event, occurrence, development or change that has a material adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company; provided, however, that a Company Material Adverse Effect shall not be deemed to include effects, events, occurrences, developments or changes arising out of, relating to or resulting from: (A) changes or prospective changes generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions, except and only to the extent such changes adversely affect the

Company in a disproportionate manner relative to other participants in the Company’s industry; (B) changes or prospective changes in the Company’s industry, except and only to the extent such changes adversely affect the Company in a disproportionate manner relative to other participants in the Company’s industry; (C) any change or prospective change in Law or the interpretation thereof, except and only to the extent such changes adversely affect the Company in a disproportionate manner relative to other participants in the Company’s industry; (D) any change or prospective change in applicable accounting regulations or principles, including GAAP, or the interpretation thereof; (E) acts of war, armed hostility, terrorism, volcanic eruptions, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters, except and only to the extent such acts adversely affect the Company in a disproportionate manner relative to other participants in the Company’s industry; (F) the public announcement by Parent of its proposal to acquire the Company or the execution and delivery of this Agreement (except to the extent such effect, event, occurrence, development or change was the result of a breach of Section 3.4) or the announcement of the Merger, including the impact thereof on relationships with customers, suppliers, distributors, partners, employees, lenders, investors, Governmental Authorities or Baxter, or any Stockholder Litigation; (G) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (H) any change or prospective change in the price or trading volume of the Company Common Stock on the NYSE (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (I) actions or omissions required by this Agreement, or the failure to take any action prohibited by this Agreement; (J) changes or prospective changes in the Company’s credit ratings (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); or (K) changes or prospective changes in interest rates or foreign exchange rates.

“Company Notes” means, collectively, the Company’s Floating Rate Senior Notes due 2018, 2.000% Senior Notes due 2016, 2.875% Senior Notes due 2020, 3.600% Senior Notes due 2022, 4.000% Senior Notes due 2025 and 5.250% Senior Notes due 2045.

“Company Permitted Liens” means any (i) statutory Liens for Taxes, business improvement district charges, water and sewer charges, assessments and other lienable services and other governmental charges and impositions not yet due or payable or that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) statutory Liens arising out of operation of Law, including carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) with respect to Company Leased Real Property, (1) all matters, whether or not of record, that arise out of the actions of Parent or its agents, representatives or contractors, (2) all easements, covenants, rights-of-way, restrictions and other encumbrances affecting any Company Leased Real Property, (3) all Liens and other matters disclosed, or in any title commitment, report, listing or policy, or in any survey or survey update relating to the Company Leased Real Property, in each case to the extent publicly available or made available by the Company to Parent (including those relating to physical condition or variations in location or dimension), and (4) any and all Laws affecting the Company Leased Real Property (including any Laws relating to zoning, building and the use, occupancy, subdivision or improvement of the Company Leased Real Property); provided that such matters described in clauses (1) through (4) do not prohibit or materially impair the current use and operation of the Company Leased Real Property subject thereto in the business of the Company, (v) statutory landlords’ Liens and Liens granted to landlords under any lease or sublease, (vi) any Liens created pursuant to or in connection with this Agreement or disclosed in the Company Disclosure Letter, (vii) Liens approved in writing by Parent, (viii) Liens securing Indebtedness permitted pursuant to Section 5.1(b)(v), (ix) non-exclusive licenses or other non-exclusive grants of rights to use Intellectual Property made in the ordinary course of business, and (x) Liens that, individually or in the aggregate, do not materially impair the current use and operation of the assets to which they relate.

“Company Plan” means any or any combination of (i), (ii), (iii) or (iv), whether or not reduced to writing and whether covering one or more persons, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any of its subsidiaries, or to which the Company or any of its subsidiaries is a party, or with respect to which the Company or any of its subsidiaries has any liability, contingent or otherwise: (i) any “employee benefit plan” as that term is defined in ERISA (or that would be so defined but for the fact that it is intended to benefit persons other than one or more employees), whether or not subject to ERISA; (ii) any stock purchase, stock option, restricted stock, stock unit or other equity-based plan, program, policy, agreement or arrangement that involves or relates to one or more equity securities of the Company (or of Baxter, if the terms of such plan, program, policy, agreement or arrangement relate to any awards issued under the Company Equity Plan); (iii) any plan, program, policy, agreement or arrangement providing, including on a contingent basis, for the payment, whether in cash or other property, of material severance or separation pay or of material bonuses, commissions or other deferred or incentive compensation, including in connection with a change in control or similar event; and (iv) any other material benefit or fringe benefit plan, program, policy, agreement or arrangement. Notwithstanding the preceding sentence, the term “Company Plan” shall not include governmentally mandated and administered program such as U.S. Social Security or similar non-U.S. benefits.

“Company Products” means all products being developed, being tested in clinical trials, being manufactured, being sold or being distributed by the Company or any of its subsidiaries.

“Company Rights Agreement” means the Rights Agreement, dated June 30, 2015 (as it may be amended from time to time), between the Company and Computershare Inc. and Computershare Trust Company, N.A.

“Company Superior Proposal” means a written Company Acquisition Proposal (provided, that for purposes of this definition references to twenty percent (20%) in the definition of “Company Acquisition Proposal” shall be deemed to be references to fifty percent (50%)) which the Company Board determines in good faith (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company’s stockholders from a financial point of view than the Merger and the other transactions contemplated hereby, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement and any changes to the terms of this Agreement offered by Parent in response to such Company Acquisition Proposal.

“Confidentiality Agreement” means the Confidentiality Agreement, dated October 21, 2015 (as it may be amended from time to time), between Parent, the Company and Baxalta US Inc.

“Contract” means, with respect to any person, any of the agreements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of Indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, employment agreements, license agreements or instruments to which such person or its subsidiaries is a party, whether oral or written, in each case that is legally binding.

“DEA” means the U.S. Drug Enforcement Administration.

“Deposit Agreement” means the Amended and Restated Deposit Agreement, dated as of May 23, 2011, among Parent, Citibank, N.A., as successor depositary, and all holders from time to time of Parent ADSs.

“Distribution Agreement” means the Separation and Distribution Agreement by and between Baxter and the Company dated as of June 30, 2015.

“Environmental Claim” means any and all written complaints, summons, citations, directives, orders, decrees, claims, liens, litigation, notices of violation, judgments, administrative, regulatory or judicial actions, suits, demands or proceedings, or notices of noncompliance or violation by any Governmental Authority or person involving or alleging potential liability of a party to this Agreement or one of its subsidiaries arising out of or resulting from any violation of any Environmental Law or the presence or Release of Hazardous Material at, from, or otherwise relating to: (i) any of the Company’s or its subsidiaries’ facilities or any other properties or facilities currently or formerly owned, leased, operated or otherwise used by Company or any of its subsidiaries or any predecessor in interest for which the Company or its subsidiaries would have liability; or (ii) any facilities that received Hazardous Material generated by the Company or any of its subsidiaries or any predecessor in interest for which the Company or any of its subsidiaries would have liability.

“Environmental Laws” means all applicable federal, state, local or foreign Laws, statutes, regulations, ordinances, decrees, directives, judgments, common law, or other enforceable requirements of Governmental Authorities, relating to pollution or protection of workplace health and safety (as it relates to the management of or exposure to Hazardous Materials) or the protection of the environment, including, without limitation, Laws relating to Releases or threatened Release of Hazardous Materials, the protection of human health as a result of exposure to Hazardous Materials, the storage, transport or disposal of solid and hazardous waste, discharges of Hazardous Materials to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“Environmental Liability” means all liabilities, monetary obligations, losses, damages of any kind including without limitation punitive damages, consequential damages, treble damages, and natural resource damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts and consultants, costs of investigations and feasibility studies, compliance costs, abatement and cleanup costs), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any Governmental Authority or any third party or requirement of Environmental Law, and which relate to any environmental condition, violation or alleged violation of Environmental Laws or Releases of Hazardous Materials at, from, or otherwise relating to (i) any of the Company’s or its subsidiaries’ facilities or any other properties or facilities currently or formerly owned, leased, operated or otherwise used by Company or any of its subsidiaries, the Company’s current business or any predecessor in interest; (ii) nearby properties or businesses; or (iii) any facilities that received Hazardous Material generated by the Company or any of its subsidiaries or any predecessor in interest.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member, joint venture or similar interest, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be (or at any relevant time would have been) treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to a security, the closing price of such security on the securities exchange on which such security is primarily traded on the date two (2) trading days immediately preceding the Effective Time.

“Foreign Official” is broadly interpreted and includes: (i) any elected or appointed official of a Foreign Government (e.g., a member of a ministry of health), (ii) any employee or person acting for or on behalf of a Foreign Government official, Foreign Government agency, or enterprise performing a function of a Foreign Government, (iii) any non-U.S. political party officer, employee or person acting for or on behalf of a non-U.S. political party, or candidate for non-U.S. political office, (iv) any employee or person acting for or on behalf of a public international organization, (v) any member of a royal family or member of a Foreign Government military and (vi) any person otherwise categorized as an official of a Foreign Government under local Law. For purposes of this definition, “Foreign Government” includes all levels and subdivisions of non-U.S. governments (i.e., local, regional, or national and administrative, legislative, or executive). Without limiting the generality of the foregoing and for the avoidance of doubt, for purposes of this Agreement, all Foreign Government employees and employees of enterprises owned or controlled by Foreign Governments (e.g., doctors employed in hospitals owned or controlled by Foreign Governments, researchers employed by universities owned or controlled by Foreign Governments, and Foreign Government ministers, civil servants, and regulators) are considered Foreign Officials.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any arbitrator, court, nation, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to or on behalf of, government.

“Hazardous Materials” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including without limitation petroleum and petroleum products or compounds, gasoline, diesel fuel, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead and lead-based paints and materials, radon, radioactive materials, pesticides, urea formaldehyde, and toxic mold, (i) that can cause harm to living organisms, human welfare, or the environment by virtue of their toxic, dangerous or deleterious properties, (ii) that are regulated, or for which liability can be imposed, pursuant to Environmental Laws, or (iii) the presence, handling, or management of which requires registration, authorization, investigation or remediation under Environmental Laws, including by example “hazardous substances” and “hazardous wastes” as defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and Resource Conservation and Recovery Act, respectively.

“Health Care Laws” means, collectively, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), the exclusion Laws (42 U.S.C. § 1320a-7), the Food Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the Controlled Substances Act (21 U.S.C. §§ 801 et seq.), the Medicare Program (Title XVIII of the Social Security Act), the Medicaid Program (Title XIX of the Social Security Act), the regulations promulgated pursuant to such Laws, requirements of the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, requirements of Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126), state pharmaceutical assistance programs and regulations under such Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any person, all obligations of such person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures, or similar Contracts, (iii) in respect of outstanding letters of credit, (iv) in respect of capital leases under GAAP, (v) in respect of all guarantees, keepwell or similar arrangements for any of the foregoing or (vi) in respect of the deferred purchase price of property.

“Indenture” means, collectively, the Indenture, dated as of June 23, 2015, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented from time to time prior to the date of this Agreement.

“Intellectual Property” means any or all of the following in any jurisdiction throughout the world: (i) issued patents, patent applications (including provisional and Patent Cooperation Treaty applications), supplementary protection certificates, and inventors’ certificates, including divisions, continuations, continuations-in-part, renewals, substitutions, extensions, reissues, and reexaminations of any of the foregoing (collectively, “Patents”); (ii) trademarks, service marks, certification marks, collective marks, trade dress, trade names, corporate names, and other indicia of origin or quality, and all registrations and applications for any of the foregoing (including all renewals of same), and together with all goodwill associated with and symbolized by each of the foregoing (collectively, “Trademarks”); (iii) Internet domain names; (iv) published and unpublished original works of authorship, copyrights and moral rights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); (v) any secret, confidential, or generally unknown information, including formula, process, device, or compilation, used in a business and which gives its owner an opportunity to obtain an advantage over competitors who do not know or use it (“Trade Secrets”); and (vi) all other intellectual property or intellectual property rights (in each case whether or not subject to statutory registration or protection).

“Intentional Breach” means the taking of a deliberate act or a deliberate failure to act, in either case which act or failure to act constitutes in and of itself a breach of this Agreement, even if breaching was not the conscious object of the act.

“knowledge of Parent” means the actual knowledge of the individuals listed on Section 10.1 of the Parent Disclosure Letter.

“knowledge of the Company” means the actual knowledge of the individuals listed on Section 10.1 of the Company Disclosure Letter.

“Law” means any federal, state, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, order, code ruling, decree, arbitration award, agency requirement, license, permit, standard, binding guideline or policy, or other enforceable requirements of any Governmental Authority.

“Lien” means, with respect to any property or asset (including any security), any lien, mortgage, pledge, encumbrance, security interest or deed of trust.

“Money Laundering Laws” means the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, and any applicable money laundering-related law of the United States and other jurisdictions where the Company conducts business or owns assets.

“Parent Acquisition Proposal” means a proposal or offer from any person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Parent, pursuant to which any such person would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of

Parent, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Parent (including the Equity Interests of any of its subsidiaries) or any subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of Parent and its subsidiaries taken as a whole, or to which twenty percent (20%) or more of Parent’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition of Equity Interests representing twenty percent (20%) or more of the voting power of Parent, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing twenty percent (20%) or more of the voting power of Parent or (v) combination of the foregoing, in the case of each of (i) through (v) above, a condition of which is that the transactions contemplated by this Agreement do not occur or that could only be completed if the transactions contemplated by this Agreement do not occur.

“Parent Foreign Plan” means (i) any Parent Plan that is maintained, sponsored or contributed to primarily for the benefit of any current or former director, employee, consultant, or independent contractor of Parent or any of its subsidiaries or with respect to which Parent or any of its subsidiaries has or could have any liability, contingent or otherwise, who are or were providing services outside the United States and (ii) any plan that would be a Parent Plan except for the fact that it is subject to any Law other than U.S. federal, state or local Law.

“Parent Intellectual Property” means all registered and unregistered Intellectual Property exclusively owned by Parent or its subsidiaries, or co-owned or jointly owned by the Parent or its subsidiaries with any third party.

“Parent Intervening Event” means a material event or circumstance that was not known to the Parent Board on the date of this Agreement (or if known, the consequences of which were not known to the Parent Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Parent Board prior to the Parent Stockholder Approval; provided, however, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal constitute a Parent Intervening Event.

“Parent Material Adverse Effect” means any effect, event, occurrence, development or change that has a material adverse effect on the financial condition, assets, liabilities, business or results of operations of Parent; provided, however, that a Parent Material Adverse Effect shall not be deemed to include effects, events, occurrences, developments or changes arising out of, relating to or resulting from: (A) changes or prospective changes generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions, except and only to the extent such changes adversely affect Parent in a disproportionate manner relative to other participants in Parent’s industry; (B) changes or prospective changes in Parent’s industry, except and only to the extent such changes adversely affect Parent in a disproportionate manner relative to other participants in Parent’s industry; (C) any change or prospective change in Law or the interpretation thereof, except and only to the extent such changes adversely affect Parent in a disproportionate manner relative to other participants in Parent’s industry; (D) any change or prospective change in applicable accounting regulations or principles, including GAAP, or the interpretation thereof; (E) acts of war, armed hostility, terrorism, volcanic eruptions, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters, except and only to the extent such acts adversely affect Parent in a disproportionate manner relative to other participants in Parent’s industry; (F) the public announcement by Parent of its proposal to acquire the Company or the execution and delivery of this Agreement (except to the extent such effect, event, occurrence, development or change was the result of a breach of Section 4.4) or the announcement of the Merger, including the impact thereof on contractual or other relationships with customers, suppliers, distributors, partners, employees, lenders, investors, Governmental Authorities, and any Stockholder Litigation; (G) any failure by Parent to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Parent Material Adverse Effect); (H) any change or prospective change in the price or trading volume of the Parent ADSs on Nasdaq or the Parent Ordinary Shares on the LSE (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Parent Material Adverse Effect); (I) actions or omissions or required by this Agreement, or the failure to take any action prohibited by this Agreement; (J) changes or prospective changes in Parent’s credit ratings (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Parent Material Adverse Effect); or (K) changes or prospective changes in interest rates or foreign exchange rates.

“Parent Permitted Liens” means any (i) statutory Liens for Taxes, business improvement district charges, water and sewer charges, assessments and other lienable services and other governmental charges and impositions not yet due or payable or that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP, (ii) statutory Liens arising out of operation of Law, including carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) with respect to real property leased by Parent (“Parent Leased Real Property”), (1) all matters, whether or not of record, that arise out of the actions of the Company or its agents, representatives or contractors, (2) all easements, covenants, rights-of-way, restrictions and other encumbrances affecting any Parent Leased Real Property, (3) all Liens and other matters disclosed, or in any title commitment, report, listing or policy, or in any survey or survey update relating to the Parent Leased Real Property, in each case to the extent publicly available or made available by Parent to the Company (including those relating to physical condition or variations in location or dimension), and (4) any and all Laws affecting the Parent Leased Real Property (including any Laws relating to zoning, building and the use, occupancy, subdivision or improvement of the Parent Leased Real Property); provided that such matters described in clauses (1) through (4) do not prohibit or materially impair the current use and operation of the Parent Leased Real Property subject thereto in the business of Parent, (v) statutory landlords’ Liens and Liens granted to landlords under any lease or sublease, (vi) any Liens created pursuant to or in connection with this Agreement or disclosed in the Parent Disclosure Letter, (vii) Liens approved in writing by the Company, (viii) Liens securing Indebtedness permitted pursuant to Section 5.2(b)(iii), (ix) non-exclusive licenses or other non-exclusive grants of rights to use Intellectual Property made in the ordinary course of business consistent with past practices, and (x) Liens that, individually or in the aggregate, do not materially impair the current use and operation of the assets to which they relate.

“Parent Plan” means any or any combination of (i), (ii), (iii) or (iv), whether or not reduced to writing and whether covering one or more persons, that is sponsored, maintained or contributed to or required to be contributed to by Parent or any of its subsidiaries, or to which Parent or any of its subsidiaries is a party, or with respect to which Parent or any of its subsidiaries has any liability, contingent or otherwise: (i) any “employee benefit plan” as that term is defined in ERISA (or that would be so defined but for the fact that it is intended to benefit persons other than one or more employees), whether or not subject to ERISA; (ii) any stock purchase, stock option, restricted stock, stock unit or other equity-based plan, program, policy, agreement or arrangement that involves or relates to one or more equity securities of Parent; (iii) any plan, program, policy, agreement or arrangement providing, including on a contingent basis, for the payment, whether in cash or other property, of severance or separation pay or of bonuses, commissions or other deferred or incentive compensation, including in connection with a change in control or similar event; and (iv) any other material benefit or fringe benefit plan, program, policy, agreement or arrangement. Notwithstanding the preceding sentence, the term “Parent Plan” shall not include governmentally mandated and administered program such as U.S. Social Security or similar non-U.S. benefits.

“Parent Products” means all products being developed, being tested in clinical trials, being manufactured, being sold or being distributed by Parent or any of its subsidiaries.

“Parent Superior Proposal” means a written Parent Acquisition Proposal (provided, that for purposes of this definition references to twenty percent (20%) in the definition of “Parent Acquisition Proposal” shall be deemed to be references to fifty percent (50%)) which the Parent Board determines in good faith (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Parent Stockholders from a financial point of view than the Merger and the other transactions contemplated hereby, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by the Company in response to such Parent Acquisition Proposal.

“party” means a party to this Agreement.

“Pending Parent Transaction” means the transactions contemplated by the Pending Parent Transaction Agreement.

“Pending Parent Transaction Agreement” means the Agreement and Plan of Merger, dated as of November 2, 2015, by and between Parent, Shire Pharmaceuticals International, Parquet Courts, Inc. and Dyax Corp., as amended prior to the date of this Agreement (provided that any such amendments have been made available to the Company prior to the execution and delivery of this Agreement).

“Pending Parent Transaction Closing” means the “Closing” (as such term is defined in the Pending Parent Transaction Agreement).

“person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Registration Rights Agreement” means the Shareholder’s and Registration Rights Agreement, dated as of June 30, 2015, by and between Baxter and the Company.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, or migration into or through the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, including its rules and regulations.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“subsidiary” of any specified person means any other person of which such first person owns (either directly or indirectly through one or more other subsidiaries) a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such person, and with respect to which entity such first person is not otherwise prohibited contractually or by other legally binding authority from exercising control.

“Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value-added, occupancy and other taxes, governmental charges, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Matters Agreement” means the Tax Matters Agreement, dated as of June 30, 2015 by and between the Company and Baxter.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

“Tax Sharing Agreements” means all agreements binding a party or any of its subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any commercial contract entered into in the ordinary course of business containing customary Tax indemnification provisions).

“Termination Fee” means an amount equal to $369 million.

“third party” means any person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its affiliates or the Company and any of its affiliates, and the representatives of such person.

“Treasury Regulations” means the regulations promulgated under the Code.

“UK Listing Rules” means the rules and regulations made by the Financial Conduct Authority in its capacity as the UKLA under Part VI of the Financial Services and Markets Act 2000 (as amended), and contained in the UKLA’s publication of the same name.

10.2 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Exhibits are to Sections and Exhibits of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to “made available” (or similar words of import) in respect of information made available by the Company or Parent mean any information made available to Parent or the Company, as applicable (including any information made available in the virtual data room maintained by the Company or Parent, as applicable). References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person. All references to “dollars” or “$” are to United States dollars. The word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends and not simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors and, accordingly, it is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger under seal as of the date first stated above.

SHIRE PLC

By:	/s/ Flemming Ornskov
Name: Flemming Ornskov
Title: Chief Executive Officer

BEARTRACKS, INC.

By:	/s/ John Miller
Name: John Miller
Title: President and Treasurer

BAXALTA INCORPORATED

By:	/s/ Robert J. Hombach
Name: Robert J. Hombach
Title: Executive Vice President,
Chief Financial Officer and
Chief Operations Officer

[Signature Page to Agreement and Plan of Merger]